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PROSPECTUS
JUNE 16, 2000

                       [FIRST SHARES BANCORP, INC. LOGO]

                           FIRST SHARES BANCORP, INC.
               BETWEEN 350,000 AND 700,000 SHARES OF COMMON STOCK

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FIRST SHARES:

- We are the holding company for First Bank, a bank serving Central Indiana, south of Indianapolis. First Bank is currently classified by the FDIC as "undercapitalized" and has submitted a capital restoration plan to the FDIC which includes proceeds from this offering as one source of additional capital.

- First Shares Bancorp, Inc.
  996 South State Road 135
  Greenwood, Indiana 46143
  (317) 882-4790

- Proposed Market:
  Nasdaq OTC Bulletin Board

THE OFFERING:

- First Shares is offering all of the shares.

- The shares will be sold primarily by our sales agent, David A. Noyes & Company. The sales agent has agreed to use its best efforts to sell the shares offered but must sell a minimum of 350,000 shares in order to sell any shares. The offering is scheduled to end on August 14, 2000, but we may extend the offering until November 14, 2000 at the latest. The minimum purchase requirement is 100 shares and the maximum purchase is 50,000 shares.

- We will place all the money we receive in the offering with The Huntington National Bank, an independent escrow agent, who will hold the money until we sell at least 350,000 shares. If we do not meet this condition before the end of the offering period, we will promptly return all funds to subscribers with interest earned.

- This is our initial public offering, and there is no existing active trading market for these shares.

- Price: $8.50 per share

- We plan to use the proceeds from the offering to make loans to customers and provide capital to implement our expansion plans, including the purchase of an additional branch bank in Nashville, Indiana, and for general corporate purposes.

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
                                                                       Discounts and
                                                     Price to Public    Commissions
------------------------------------------------------------------------------------
Per Share.........................................     $     8.50        $   0.60
Total (Minimum 350,000 shares)....................     $2,975,000        $208,250
     (Maximum 700,000 shares).....................     $5,950,000        $416,500
------------------------------------------------------------------------------------

THIS INVESTMENT IS NOT A DEPOSIT OR AN ACCOUNT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

SOME OF THE RISKS OF THIS INVESTMENT ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 6.
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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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                            DAVID A. NOYES & COMPANY

[LOGO]

[Graphic consisting of a map of the State of Indiana showing Marion, Johnson, Morgan and Brown Counties, and an enlarged view of those counties showing the approximate locations of Indianapolis and First Bank's Morgantown Office, Greenwood Offices, Bargersville Office, Trafalgar Office and Nashville Office.]

GREENWOOD OFFICES:

996 South State Road 135
Greenwood, Indiana

1266 North Madison Avenue
Greenwood, Indiana

TRAFALGAR OFFICE:

110 North State Road 135
Trafalgar, Indiana

MORGANTOWN OFFICE:

180 West Washington Street
Morgantown, Indiana

BARGERSVILLE OFFICE:

250 North State Road 135
Bargersville, Indiana

NASHVILLE OFFICE (CURRENTLY):

160 East Main Street
Nashville, Indiana

NASHVILLE OFFICE (PENDING):

41 South Hawthorne Street
Nashville, Indiana

                             ---------------------

                              INVESTOR RELATIONS:
                                 Jerry R. Engle
                                 (317) 882-4790
                              jengle@f1rstbank.com

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus.

                   FIRST SHARES BANCORP, INC. AND FIRST BANK

BUSINESS

     First Shares is a bank holding company that owns all of the common stock of First Bank, an Indiana-chartered bank with deposit accounts insured by the Federal Deposit Insurance Corporation. After 100 years of modest growth, we implemented a new growth strategy in March 1999 with new management and the goal of capturing a significant portion of the market for banking services in Central Indiana, south of Indianapolis. Based on data compiled by SNL Securities, as of June 30, 1999, the total deposits at all banks in our primary market area of Johnson, Morgan and Brown counties were approximately $1.7 billion. As of that date we had approximately 2.5% of these deposits. During 1999 our loan portfolio and deposits increased by 73.2% and 65.3%, respectively. We achieved this growth, in part, by paying interest rates on our deposits competitive with the highest offered in our market, by increasing our loan origination efforts and by expanding our indirect consumer lending.

FIRST BANK'S MARKET AREA

     We operate in Central Indiana, principally in Johnson, Morgan and Brown counties, south of Indianapolis. As of July 1998, the most recent date for which figures were available, these three counties had a combined population of approximately 191,000. Johnson County was the third fastest growing county in Indiana based on population increase from 1997 to 1998. As of December 31, 1999, the three-county area had an unemployment rate of less than 3%.

MANAGEMENT

     Anticipating the retirement of our chief executive officer, in March 1999, Jerry R. Engle joined us as a director and our new chief executive officer elect. John Ditmars also joined us as a new executive vice president. Shortly thereafter, Frank A. "Andy" Rogers was elected as an additional director, and later as the chairman of the board of directors, Gary W. Lewis was elected as an additional director, and Mr. Rogers, Mr. Engle, Mr. Lewis and Mr. Ditmars purchased approximately 18.5% of our outstanding common stock. Mr. Engle and Mr. Ditmars also received options to purchase additional shares of our common stock. As of December 31, 1999, Mr. Rogers, Mr. Engle, Mr. Lewis, Mr. Ditmars and the other members of our board of directors beneficially owned approximately 36.7% of our common stock. Following these changes in management, and at the direction of our board of directors, we began to implement our new growth strategy and to open additional branch bank locations.

     Jerry R. Engle, our President and Chief Executive Officer, has approximately 30 years of banking experience. Until March 1999, when he joined First Bank, Mr. Engle was the chief executive officer of Citizens Bank of Central Indiana, a position he assumed in 1992 when Indiana Bancshares, Inc., of which he was chief executive officer, merged into CNB Bancshares, Inc., the holding company for Citizens. During his tenure at Citizens, Mr. Engle managed the CNB affiliate bank based in Greenwood, Indiana. In 1998, this affiliate bank had average assets of approximately $652.1 million.

     John Ditmars, our Executive Vice President, has approximately 20 years of banking experience. Until March 1999, Mr. Ditmars was the Senior Lending Officer and head of the Commercial Lending Department at Citizens Bank of Central Indiana, where he worked with Mr. Engle.

     Frank A. "Andy" Rogers, our Chairman of the Board of Directors, has approximately 37 years of banking experience and had served as the chief executive officer of three separate financial institutions prior to his affiliation with us.

                              RECENT DEVELOPMENTS

     First Bank has entered into an agreement with Huntington National Bank and its holding company to purchase a branch bank in Nashville, Indiana. In addition to a permanent banking facility, the branch being purchased by First Bank had deposits of approximately $14 million and loans of approximately $5.5 million as of December 31, 1999.

     All share and per share amounts in this prospectus have been adjusted to account for a six-for-one stock split completed by First Shares in January 2000.

                                  THE OFFERING

Securities Offered for
Sale.......................  Shares of common stock of First Shares Bancorp,
                             Inc.

Number of Shares being
Offered....................  Minimum: 350,000 Maximum: 700,000

Price to the Public........  $8.50 per share.

Number of Shares to be
  Outstanding after the
  Offering.................  After the Minimum: 1,014,512 After the Maximum:
                             1,364,512

                             In addition, a minimum of 108,000 shares and a maximum number of shares equal to 10% of the outstanding shares after the offering are reserved for issuance under our stock option plans.

Dividend Policy............  We do not intend to pay any cash dividends in the foreseeable future.

Use of proceeds............  We intend to use the net proceeds from the offering to make loans to customers and provide regulatory capital to implement our expansion plans, and for general corporate purposes. We have no acquisitions other than the Nashville branch planned at this time.

Risk Factors...............  You should read the "Risk Factors" section beginning on page 6 before deciding to invest in the offering.

Proposed Trading Market....  Nasdaq OTC Bulletin Board.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements for the years ended December 31, 1999, 1998, and 1997 and for the quarters ended March 31, 2000 and 1999 and related notes, which can be found at the end of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

                              QUARTER ENDED
                                MARCH 31,                         YEAR ENDED
                            -----------------   -----------------------------------------------
                             2000      1999      1999      1998      1997      1996      1995
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING
  DATA:
Interest income..........   $ 1,456   $   786   $ 3,911   $ 3,321   $ 3,311   $ 3,031   $ 2,366
Interest expense.........       817       359     1,817     1,470     1,505     1,474     1,083
                            -------   -------   -------   -------   -------   -------   -------
Net interest income......       639       427     2,094     1,851     1,806     1,557     1,283
Provision for loan
  losses.................      (120)       (9)     (280)     (526)      (15)       --        --
Noninterest income.......        85        38       198       183       216       329       164
Noninterest expense......     1,002       369     2,694     1,599     1,537     1,406       995
                            -------   -------   -------   -------   -------   -------   -------
Income (loss) before
  income taxes...........      (398)       87      (682)      (91)      470       480       452
Income tax expense
  (benefit)..............        --        36       (73)      (85)      182       188       179
                            -------   -------   -------   -------   -------   -------   -------
Net income (loss)........   $  (398)  $    51   $  (609)  $    (6)  $   288   $   292   $   273
                            =======   =======   =======   =======   =======   =======   =======
PER SHARE DATA:
Basic earnings (loss) per
  share..................   $ (0.60)  $  0.09   $ (0.97)  $ (0.01)  $  0.53   $  0.53   $  0.49
Diluted earnings (loss)
  per share..............     (0.60)     0.09     (0.97)    (0.01)     0.52      0.52      0.49
Cash dividends per
  share..................        --        --      0.13      0.17      0.16      0.16      0.15
Book value per share.....      6.23      8.27      6.92      8.22      8.37      7.93      7.56
CONSOLIDATED BALANCE
  SHEET DATA:
Total assets.............   $84,511   $44,031   $68,670   $42,865   $41,938   $41,369   $41,007
Earning assets...........    77,046    40,876    63,956    39,646    38,831    38,570    35,932
Securities available for
  sale...................    17,766     8,407    16,875     8,535     4,907     4,158     7,091
Securities held to
  maturity...............       604       765       617     1,334     2,874     6,043     8,571
Loans....................    57,447    27,354    46,146    26,651    28,921    25,695    18,970
Allowance for loan
  losses.................      (659)     (383)     (549)     (346)     (396)     (555)     (564)
Total deposits...........    77,781    39,260    62,987    38,107    36,997    36,793    36,653
Noninterest-bearing
  deposits...............     8,306     6,158     6,990     5,946     5,793     4,815     5,003
Interest-bearing
  deposits...............    69,475    33,102    55,997    32,161    31,204    31,978    31,650
Shareholders' equity.....     4,138     4,488     4,597     4,485     4,566     4,323     4,156
FINANCIAL RATIOS:
Loans to deposits........     73.86%    69.67%    73.26%    69.94%    78.17%    69.84%    51.76%
Return on average
  assets.................     (2.13)     0.48     (1.19)    (0.01)     0.70      0.67      0.87
Return on average
  equity.................    (35.80)     4.60    (12.33)    (0.13)     6.59      7.20      6.84
Dividend payout ratio....        --        --        --        --     30.90     29.79     30.77
Net interest margin......      3.73      4.49      4.56      4.87      4.74      3.86      4.36
Nonperforming loans to
  total loans............      0.58      1.12      0.31      0.97      1.50      0.70      0.49
Leverage capital ratio...      5.43      9.91      7.13      9.92     10.03      9.30     10.50

                                  RISK FACTORS

     In connection with this offer, you should consider carefully all of the information in this prospectus and, in particular, the following factors:

WE HAVE ONLY BEEN OPERATING UNDER OUR NEW STRATEGY FOR A SHORT PERIOD OF TIME.

     We changed our senior management and first began to implement our new rapid growth strategy in March 1999. Thus, we have operated under the new strategy for only a short period of time, and in that respect we are similar to a new business. As a result, our historical financial information for years prior to 1999 is not a good reflection of the level of risk inherent in our new strategy.

IF WE CONTINUE TO EXPERIENCE NET LOSSES, THE VALUE OF YOUR SHARES COULD
DECREASE.

     We have had net losses during our last two fiscal years. During 1998 we experienced a net loss of $0.01 per share due principally to the charge-off of a loan. During 1999 we experienced a net loss of $0.97 per share, resulting in a return on average assets of (1.19%) and a return on average equity of (12.33%). During the three months ended March 31, 2000, we experienced a net loss of $0.60 per share, resulting in an annualized return on average assets of (2.13%) and an annualized return on average equity of (35.80%). The losses in 1999 and 2000 were due principally to the expenses of implementing our growth strategy. If we were to continue to experience net losses, the value of your interest could decrease and we might be forced to curtail our growth strategy to remain within regulatory capital requirements.

WE ARE CURRENTLY CLASSIFIED AS "UNDERCAPITALIZED" FOR REGULATORY PURPOSES AND WILL BE UNABLE TO CONTINUE OUR GROWTH STRATEGY UNLESS WE INCREASE OUR CAPITAL, SUCH AS THROUGH THE PROCEEDS OF THIS OFFERING.

     Following the implementation of our growth strategy in 1999 and the resulting increase in our risk-weighted assets, our risk-based capital ratio decreased to 9.1% at December 31, 1999, causing us to be classified as "adequately capitalized." After further increases in our risk-weighted assets as of March 31, 2000, our risk-based capital ratio decreased to 7.4%, causing us to be classified as "undercapitalized." Unless we can increase our capital relative to our risk-weighted assets, such as through the proceeds of this offering or increased earnings, we will be unable to satisfy regulatory requirements to continue our planned growth. In addition, the classification of our bank as "undercapitalized" requires us to prepare a capital plan and provide additional materials to the Federal Deposit Insurance Corporation in connection with our planned acquisition of a new branch in Nashville, Indiana. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Financial Condition at March 31, 2000 -- Capital." In order to be classified as "adequately capitalized," our total risk-based capital ratio must be at least 8%. If we sell the minimum number of shares in this offering, our risk-based capital ratio would be 8.06% based on our March 31, 2000 balance sheet and assuming consummation of the planned branch acquisition, sufficient for us to be classified as "adequately capitalized."

IF OUR GROWTH STRATEGY IS LIMITED BY FACTORS BEYOND OUR CONTROL, IT COULD LIMIT FUTURE EARNINGS INCREASES.

     Our strategy is to grow internally and by branch acquisitions. This strategy will be successful only if we can increase our level of loans and deposits at acceptable risk levels and terms without increasing non-interest expenses proportionately. If we are unable to compete effectively for loans and deposits or must assume too much risk in order to grow, then we may be forced to limit our growth or even decrease our level of loans and deposits in order to remain in compliance with regulatory requirements. This would likely decrease our net income from expected levels and could result in a decrease in the value of your shares.

UNTIL NOW THERE HAS BEEN NO ACTIVE MARKET FOR OUR COMMON STOCK, AND WE CANNOT ASSURE YOU THAT A MARKET WILL EXIST WHEN YOU WANT TO SELL YOUR SHARES.

     Prior to this offering, there has been no public market for our common stock. Although we will apply to have our common stock quoted on the Nasdaq OTC Bulletin Board, we cannot assure you that the application will be approved, that a market for our common stock will develop or, if it develops, that it will be sustained. The trading markets for securities quoted on the Nasdaq OTC Bulletin Board lack the depth, liquidity and orderliness necessary to maintain an active market. We and David A. Noyes & Company have had discussions with other investment banking firms regarding market making activity and such firms, as well as David A. Noyes & Company, have indicated a willingness to act as market makers with respect to our common stock. Even with such market makers, however, we believe it is likely that the trading volume on any given day will be low compared to other, larger companies. Thus, you may have some difficulty in buying or selling our shares.

YOU WILL SUFFER IMMEDIATE DILUTION OF YOUR INVESTMENT.

     If you purchase our common stock in this offering, you will realize an immediate dilution of approximately $1.99, or 23.4%, assuming sale of the minimum, and $1.63 or 19.2% assuming sale of the maximum, in net book value per share of common stock, based on our March 31, 2000 shareholders' equity and assuming the maximum sales agent's commission.

YOU SHOULD NOT EXPECT THAT THE SALES OF THE MINIMUM NUMBER OF SHARES WILL BE MADE ONLY TO UNAFFILIATED PERSONS EXERCISING INDEPENDENT INVESTMENT DISCRETION.

     Our officers and directors and certain shareholders may purchase shares in this offering, on the same terms and conditions as all other purchasers, including purchases necessary to sell the minimum number of shares. Because purchases by these individuals may be substantial, investors should not place any reliance on the sale of a specified minimum offering amount as an indication of the merits of this offering or that such officer's, director's or shareholder's investment decision is shared by unaffiliated investors.

IF FIRST BANK EXPERIENCES GREATER LOAN LOSSES THAN ANTICIPATED, IT WILL HAVE AN ADVERSE EFFECT ON OUR NET INCOME AND OUR ABILITY TO FUND OUR GROWTH STRATEGY.

     The risk of nonpayment of loans is inherent in banking. If we experience greater nonpayment than anticipated, our earnings and overall financial condition, as well as the value of our common stock, could be adversely affected. During 1999 we increased our loan portfolio in part by selling residential real estate into the secondary market and using the proceeds together with increased deposits to increase our consumer lending, including indirect lending through automobile and recreational vehicle dealers. In order to continue our growth, we may be required to increase further our consumer loan portfolio as well as our commercial loan portfolio. As a result, we may assume greater risks than we have experienced in the past. Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral and the potential adverse effects from job loss, illness or personal bankruptcy of the borrower. Commercial loans involve more credit risk than residential real estate loans because they rely primarily on the operations of the borrower for repayment and secondarily on the underlying collateral.

OUR GROWTH STRATEGY COULD RESULT IN GREATER LOAN LOSSES THAN WE HAVE EXPERIENCED IN THE PAST.

     As a result of our recent growth, our loan portfolio includes many new loans and a greater proportion of consumer loans than in the past. Losses on these loans may be greater than we have experienced in the past. In addition, management's estimates of the appropriate level for the allowance for loan losses may be in error. Loan losses can cause insolvency and failure of a financial institution and, in such an event, our shareholders could lose their entire investment. In addition, future provisions for loan losses could materially and adversely affect our results of operations.

IN ORDER TO BE PROFITABLE, WE MUST COMPETE SUCCESSFULLY WITH OTHER FINANCIAL INSTITUTIONS WHICH HAVE GREATER RESOURCES AND CAPABILITIES THAN WE DO.

     The banking business is extremely competitive. Most of our competitors are larger and have greater resources than we do. We will have to overcome historical relationships to attract customers away from our competition. Some of our competitors are not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Some of these competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, extensive branch networks, numerous automated teller machines or other factors.

THE LOSS OF ONE OR MORE KEY EXECUTIVES COULD SERIOUSLY IMPAIR OUR ABILITY TO IMPLEMENT OUR STRATEGY.

     For the foreseeable future, we will depend upon the services of Jerry R. Engle, our President and Chief Executive Officer, as well as other senior management we employ. The loss of services of Mr. Engle may have a material adverse effect on our operations. To protect against such a loss, we have obtained a key-man life insurance policy covering Mr. Engle in the amount of $2 million. We cannot assure you that we will be able to maintain the policy on satisfactory terms. In an effort to maintain Mr. Engle's employment, we entered into a three-year employment agreement with Mr. Engle in March 1999. We also entered into a three-year employment agreement with Mr. Ditmars at that time. If Mr. Engle, Mr. Ditmars or any other key employee were no longer employed by us, it could impair our ability to implement our growth strategy. In addition, if we are unable to hire qualified and experienced personnel to adequately staff our anticipated growth, our operating results would be adversely affected.

OUR MANAGEMENT OWNS A SUBSTANTIAL PORTION OF OUR COMMON STOCK, AND THEIR INTERESTS MAY CONFLICT WITH YOURS.

     As of December 31, 1999, our directors and executive officers beneficially owned approximately 36.7% of our common stock. Upon completion of this offering, we expect that our directors and executive officers will beneficially own approximately 30.0% of our common stock if the minimum is sold and 22.6% of our common stock if the maximum is sold. Accordingly, such persons will be in a position to exercise substantial influence over our affairs and may impede the acquisition of control by a third party. We cannot assure you that the interests of our directors, executive officers and key employees will always align precisely with your interest as a holder of our common stock.

CHANGES IN INTEREST RATES COULD HAVE AN ADVERSE EFFECT ON OUR NET INCOME.

     At any given time, our assets and liabilities are affected differently by a given change in interest rates, principally because we do not match the maturities of our loans and investments precisely with our deposits and other funding sources. As of December 31, 1999, and March 31, 2000 we had a negative interest rate gap of 25.7% and 38.0%, respectively, of earning assets in the one-year time frame. This means our earnings would be adversely affected by periods of rising interest rates because during such periods the interest expense paid on deposits and borrowings will generally increase more rapidly than the interest income earned on loans and investments. For information regarding our interest rate risk sensitivity and our negative interest rate gap, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Liquidity and Rate Sensitivity." While management intends to take measures to mitigate interest rate risk, we cannot assure you that such measures will be effective in minimizing our exposure to interest rate risk.

THE MARKET PRICE OF YOUR COMMON STOCK COULD BE ADVERSELY AFFECTED BY SALES OF ADDITIONAL SHARES INTO THE MARKET.

     Following completion of this offering, we will have a minimum of 1,014,512 and a maximum of 1,364,512 shares of our common stock outstanding, assuming no exercise of any outstanding options to purchase shares of common stock. The shares offered by this prospectus will be freely tradeable without restriction under the Securities Act of 1933, except for any shares which are purchased by our affiliates. Our directors and executive officers, whom we expect to hold an aggregate of 268,671 shares upon completion of this offering (excluding shares that they have the right to acquire pursuant to options granted to them under our stock option plans), have agreed not to offer, sell, or contract to sell any common stock for a period of one year after the date of this prospectus without the prior written consent of David A. Noyes & Company and on only a limited basis for the following three years. They have also entered into similar lock-in agreements with various states in which this offering is being made restricting disposition of their shares. However, sales of a significant number of shares of common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. See "Shares Eligible for Future Sale."

                              RECENT DEVELOPMENTS

     We have entered into an agreement with Huntington National Bank and its holding company to purchase a branch bank in Nashville, Indiana. Since November 1999, we have operated a branch in Nashville in temporary quarters. In addition to a permanent banking facility, the branch we are purchasing had deposits of approximately $14 million and loans of approximately $5.5 million as of December 31, 1999. The purchase is subject to state and federal regulatory approval. Although we anticipate that the purchase will be closed in the third quarter, because of our undercapitalized status, it is possible that the approval process could delay consummation of the transaction beyond September 30, 2000. The address for Huntington National Bank and Huntington Bancshares Incorporated, its holding company, is 41 South High Street, Columbus, Ohio 43287. As a part of the branch acquisition, we will receive funds from the seller equal to the amount of deposits we assume and also pay the seller a lesser amount for loans, fixed assets and a deposit premium. In addition, David A. Noyes & Company will receive a commission in the approximate amount of $40,000 upon closing of the branch acquisition.

     In January 2000 we effected a six-for-one split of our common stock. All share and per share amounts in this prospectus have been adjusted to account for this stock split.

                                USE OF PROCEEDS

     We estimate the net proceeds from the sale of the minimum 350,000 shares of common stock we are offering will be about $2.5 million, after deducting estimated discounts and commissions and offering expenses (about $5.2 million if the maximum 700,000 shares are sold).

     First Shares expects to contribute all of the net proceeds of the offering if the minimum shares are sold and all but $750,000 if the maximum shares are sold to First Bank. We intend to use these net proceeds to make loans to customers and provide the regulatory capital we need to implement our expansion strategy. We have no acquisitions other than the Nashville branch planned at this time. See "Recent Developments."

     The estimated $750,000 of net proceeds to be retained by First Shares if the maximum shares are sold will initially be invested in investment grade securities and held by First Shares as working capital for general corporate purposes and to pay operating expenses, as well as for possible future capital contributions to First Bank. These funds will also be available to finance possible acquisitions of other branches or expansion into other lines of business closely related to banking, although we presently have no plans to do so.

     The following table summarizes the estimated sources and uses of funds from this offering in order of priority. The Minimum columns assume the sale of 350,000 shares at $8.50 per share, and the Maximum columns assume the sale of 700,000 shares at $8.50 per share.

                                                        MINIMUM                        MAXIMUM
                                              ----------------------------   ----------------------------
                                                  AMOUNT        PERCENTAGE       AMOUNT        PERCENTAGE
                                              --------------    ----------   --------------    ----------
                                              (IN THOUSANDS)                 (IN THOUSANDS)
Sources:
  Net proceeds from this offering...........      $2,467         100.0%          $5,234          100.0%
                                                  ======          =====          ======          =====
Uses:
  Funds contributed to First Bank to
     increase capital and fund additional
     loans to customers.....................      $2,467         100.0%          $4,484           85.7%
  Funds retained by First Shares for working
     capital................................          --             --             750           14.3
                                                  ------          -----          ------          -----
     Total uses.............................      $2,467         100.0%          $5,234          100.0%
                                                  ======          =====          ======          =====

                                DIVIDEND POLICY

     We initially expect that our earnings, if any, will be retained to finance our growth and that we will pay no cash dividends for the foreseeable future. We may consider payment of dividends at some point in the future. However, the declaration of dividends is at the discretion of the board of directors, and we cannot assure you that dividends will be declared at any time. If and when dividends are declared, they will be largely dependent upon the earnings of First Bank.

     As a banking corporation organized under Indiana law, First Bank is restricted as to the maximum amount of dividends it may pay to First Shares. Indiana law prohibits First Bank from declaring or paying dividends that would impair First Bank's capital or that would be greater than its undivided profits. In addition, the prior approval of the Department of Financial Institutions of the State of Indiana (the "DFI") is required for the payment of any dividend if the aggregate amount of all dividends paid by First Bank during such calendar year, including the proposed dividend, would exceed the sum of the retained net income of First Bank for the year to date and previous two years. The DFI and the Federal Deposit Insurance Corporation (the "FDIC") are also authorized to prohibit the payment of dividends by First Bank under certain circumstances. See "Supervision and Regulation -- First Bank -- Dividends." Such requirements and policies may limit First Shares' ability to obtain dividends from First Bank for its cash needs, including payment of dividends to our shareholders and the payment of operating expenses.

     First Shares is organized under the Indiana Business Corporation Law, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation of the corporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") may impose restrictions on dividends paid by First Shares. See "Supervision and Regulation -- First Shares -- Dividends."

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2000 on an actual basis and on a pro forma basis as adjusted to give effect to this offering, assuming sale of both the minimum and maximum number of shares. You should read this information together with our consolidated financial statements and related notes, which are included elsewhere in this prospectus.

                                                                     AS OF MARCH 31, 2000
                                                              -----------------------------------
                                                                               AS ADJUSTED
                                                                        -------------------------
                                                              ACTUAL      MINIMUM       MAXIMUM
                                                              -------   -----------   -----------
                                                                        (IN THOUSANDS)
Total liabilities...........................................  $80,373     $80,373       $80,373
                                                              =======     =======       =======
Shareholders' equity:
  Common Stock..............................................        7          11            14
  Additional paid-in capital................................    1,991       4,454         7,218
  Retained earnings.........................................    2,351       2,351         2,351
  Accumulated other comprehensive income....................     (211)       (211)         (211)
                                                              -------     -------       -------
          Total shareholders' equity........................  $ 4,138     $ 6,605       $ 9,372
                                                              =======     =======       =======
          Book value per share..............................  $  6.23     $  6.51       $  6.87
                                                              =======     =======       =======

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The selected consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements for the three months ended March 31, 2000 and 1999 and the years ended December 31, 1999, 1998, and 1997 and related notes, which can be found at the end of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

                              QUARTER ENDED
                                MARCH 31,                         YEAR ENDED
                            -----------------   -----------------------------------------------
                             2000      1999      1999      1998      1997      1996      1995
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING
  DATA:
Interest income..........   $ 1,456   $   786   $ 3,911   $ 3,321   $ 3,311   $ 3,031   $ 2,366
Interest expense.........       817       359     1,817     1,470     1,505     1,474     1,083
                            -------   -------   -------   -------   -------   -------   -------
Net interest income......       639       427     2,094     1,851     1,806     1,557     1,283
Provision for loan
  losses.................      (120)       (9)     (280)     (526)      (15)       --        --
Noninterest income.......        85        38       198       183       216       329       164
Noninterest expense......     1,002       369     2,694     1,599     1,537     1,406       995
                            -------   -------   -------   -------   -------   -------   -------
Income (loss) before
  income taxes...........      (398)       87      (682)      (91)      470       480       452
Income tax expense
  (benefit)..............        --        36       (73)      (85)      182       188       179
                            -------   -------   -------   -------   -------   -------   -------
Net income (loss)........   $  (398)  $    51   $  (609)  $    (6)  $   288   $   292   $   273
                            =======   =======   =======   =======   =======   =======   =======
PER SHARE DATA:
Basic earnings (loss) per
  share..................   $ (0.60)  $  0.09   $ (0.97)  $ (0.01)  $  0.53   $  0.53   $  0.49
Diluted earnings (loss)
  per share..............     (0.60)     0.09     (0.97)    (0.01)     0.52      0.52      0.49
Cash dividends per
  share..................        --        --      0.13      0.17      0.16      0.16      0.15
Book value per share.....      6.23      8.27      6.92      8.22      8.37      7.93      7.56
CONSOLIDATED BALANCE
  SHEET DATA:
Total assets.............   $84,511   $44,031   $68,670   $42,865   $41,938   $41,369   $41,007
Earning assets...........    77,046    40,876    63,956    39,646    38,831    38,570    35,932
Securities available for
  sale...................    17,766     8,407    16,875     8,535     4,907     4,158     7,091
Securities held to
  maturity...............       604       765       617     1,334     2,874     6,043     8,571
Loans....................    57,447    27,354    46,146    26,651    28,921    25,695    18,970
Allowance for loan
  losses.................      (659)     (383)     (549)     (346)     (396)     (555)     (564)
Total deposits...........    77,781    39,260    62,987    38,107    36,997    36,793    36,653
Noninterest-bearing
  deposits...............     8,306     6,158     6,990     5,946     5,793     4,815     5,003
Interest-bearing
  deposits...............    69,475    33,102    55,997    32,161    31,204    31,978    31,650
Shareholders' equity.....     4,138     4,488     4,597     4,485     4,566     4,323     4,156
FINANCIAL RATIOS:
Loans to deposits........     73.86%    69.67%    73.26%    69.94%    78.17%    69.84%    51.76%
Return on average
  assets.................     (2.13)     0.48     (1.19)    (0.01)     0.70      0.67      0.87
Return on average
  equity.................    (35.80)     4.60    (12.33)    (0.13)     6.59      7.20      6.84
Dividend payout ratio....        --        --        --        --     30.90     29.79     30.77
Net interest margin......      3.73      4.49      4.56      4.87      4.74      3.86      4.36
Nonperforming loans to
  total loans............      0.58      1.12      0.31      0.97      1.50      0.70      0.49
Leverage capital ratio...      5.43      9.91      7.13      9.92     10.03      9.30     10.50

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our selected consolidated financial data presented elsewhere in this prospectus, as well as our historical financial statements and related notes which appear at the end of this prospectus.

     Certain statements in this section constitute "forward-looking statements" which involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of First Shares to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

  NET INCOME

     During 1999, we implemented a new strategic plan, focused on growing total loans and deposits and increasing market share. As part of this plan, three new branch locations were opened, a mortgage banking division was added, and various other new products and services were introduced. With this growth, total employees doubled. These significant expenditures resulted in a net loss of $609,000 or $.97 per share for 1999 compared to a net loss of $6,000 or $.01 per share in 1998. A net profit of $288,000 was reported in 1997, or earnings of $.53 per share.

     Return on average assets (ROA) for 1999, 1998, and 1997 was (1.19)%, (.01)% and .70%, while return on average equity (ROE) was (12.33)%, (.13)%, and 6.59% for those same periods.

  NET INTEREST INCOME

     Net interest income is the most significant component of our earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans, securities and short-term investments, and interest paid on deposits and other borrowings. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities, and interest rates. For 1999, net interest income totaled $2.1 million compared to $1.9 million in 1998, an increase of $243,000 or 13.1%. This increase was driven primarily by the increase in earning assets as we expanded our branch network into new markets, as mentioned above. Net interest income was relatively stable from 1997 to 1998, increasing by $45,000 or 2.5%, as earning assets experienced modest growth.

     Interest income for 1999 totaled $3.9 million, compared to $3.3 million for 1998, an increase of $590,000 or 17.8%. The increase in 1999 can be attributed to growth in both the investment and loan portfolios. Average investments, including securities and federal funds sold, were $13.9 million in 1999, up by $4.1 million from 1998's $9.8 million level, an increase of 41.1%. The average loan balance showed similarly strong growth, increasing from $29 million in 1998 to $32.9 million in 1999, an increase of $3.9 million or 13.4%. The increased volume of earning assets has driven the growth in interest income, as average yields, on a fully tax-equivalent basis, experienced a slight decline, falling from 8.66% for 1998 to 8.45% for 1999.

     Interest expense for 1999 increased $347,000, or 23.6%, compared to 1998. The increase was primarily attributable to increased volume, as average deposits increased, in all categories, by a total of $7.1 million, or 22.5%, during 1999. Time deposits increased the most, with the average balance rising by $4.8 million. Despite these increases, the average cost of interest bearing liabilities declined slightly, to 4.57% in 1999 from 4.67% in 1998, as market factors allowed us to reduce our rates on time and savings deposits and still attract customers. Year end balances of interest bearing deposits were up $23.8 million or 74.1%, driven by a short-term certificate of deposit promotion initiated in November 1999. That promotion generated approximately $11.0 million of new funds. These time deposits had relatively higher interest rates and begin to mature in February 2000. Management anticipates retaining a significant portion of these funds, but that cannot be assured.

     Interest income totaled $3.3 million for 1998, an increase of $10,000 or .30% compared to 1997. Average earning assets were relatively flat from 1997 to
1998. Average investments declined from 1997 to 1998 by $1.9 million (16.5%) while average loans increased slightly, from $26.8 million in 1997 to $29.0 million in 1998, a change of $2.2 million or 8.3%. The yield on interest-earning assets was virtually unchanged, 8.64% for 1997 compared to 8.66% for 1998.

     The following tables set forth an analysis of our net interest income (on a tax-equivalent basis) for 1999, 1998 and 1997.

                   AVERAGE BALANCE SHEETS AND INTEREST RATES

                                     ASSETS

                                                                        YEARS ENDED DECEMBER 31,
                                       ------------------------------------------------------------------------------------------
                                                   1999                           1998                           1997
                                       ----------------------------   ----------------------------   ----------------------------
                                       AVERAGE              AVERAGE   AVERAGE              AVERAGE   AVERAGE              AVERAGE
                                       BALANCE   INTEREST    RATE     BALANCE   INTEREST    RATE     BALANCE   INTEREST    RATE
                                                                         (DOLLARS IN THOUSANDS)
Interest earning assets
  Securities
    Taxable..........................  $ 9,649    $  570      5.91%   $ 5,171    $  305      5.90%   $ 9,317    $  550      5.90%
    Non-taxable(1)...................    1,634       117      7.16      1,734       126      7.27        931        67      7.20
    Federal funds sold...............    2,642       105      3.97      2,898       155      5.35      1,534        86      5.61
    Interest-bearing balances with
      banks..........................       43         2      4.65         --        --        --         --        --        --
    Unrealized gain/loss on AFS
      securities.....................      (76)       --        --         45        --        --          6        --        --
                                       -------    ------              -------    ------              -------    ------
        Total securities.............   13,892       794      5.72      9,848       586      5.95     11,788       703      5.96
  Loans
    Commercial.......................   10,077       996      9.88     11,475     1,091      9.51     10,910     1,056      9.68
    Real estate......................   17,864     1,619      9.06     14,513     1,354      9.33     13,455     1,298      9.65
    Installment and other consumer...    4,940       542     10.97      3,013       333     11.05      2,422       276     11.40
                                       -------    ------              -------    ------              -------    ------
        Total loans..................   32,881     3,157      9.60     29,001     2,778      9.58     26,787     2,630      9.82
                                       -------    ------              -------    ------              -------    ------
        Total earning assets.........   46,773    $3,951      8.45%    38,849    $3,364      8.66%    38,575    $3,333      8.64%
                                       -------    ======              -------    ======              -------    ======
Noninterest-earning assets
  Allowance for loan losses..........     (411)                          (386)                          (488)
  Premises and equipment.............      865                            555                            560
  Cash and due from banks............    2,600                          1,711                          1,745
  Accrued interest and other
    assets...........................    1,295                          1,180                            765
                                       -------                        -------                        -------
        Total assets.................  $51,122                        $41,909                        $41,157
                                       =======                        =======                        =======

                                              LIABILITIES AND SHAREHOLDERS' EQUITY

Interest-bearing liabilities
  Deposits
    Interest-bearing demand
      deposits.......................  $10,768    $  406      3.77%   $ 8,626    $  322      3.73%   $ 7,676    $  275      3.58%
    Savings deposits.................    5,615       153      2.72      5,460       163      2.99      5,475       166      3.03
    Time deposits....................   22,182     1,226      5.53     17,388       985      5.66     18,461     1,061      5.75
                                       -------    ------              -------    ------              -------    ------
        Total interest-bearing
          deposits...................   38,565     1,785      4.63     31,474     1,470      4.67     31,612     1,502      4.75
  Borrowed funds
    Short-term borrowings............       --        --        --         --        --        --         64         3      4.69
    Long-term debt...................    1,174        32      2.73         --        --        --         --        --        --
                                       -------    ------              -------    ------              -------    ------
        Total borrowed funds.........    1,174        32      2.73         --        --        --         64         3      4.69
                                       -------    ------              -------    ------              -------    ------
        Total interest-bearing
          liabilities................   39,739    $1,817      4.57%    31,474    $1,470      4.67%    31,676    $1,505      4.75%
                                       -------    ======              -------    ======              -------    ======
Noninterest-bearing liabilities
  Noninterest-bearing demand
    deposits.........................    6,304                          5,598                          5,199
  Accrued interest and other
    liabilities......................      141                            294                            (87)
  Shareholders' equity...............    4,938                          4,543                          4,369
                                       -------                        -------                        -------
        Total liabilities and
          shareholders' equity.......  $51,122                        $41,909                        $41,157
                                       =======                        =======                        =======
Interest margin recap
  Net interest income and interest
    rate spread......................             $2,134      3.87%              $1,894      3.99%              $1,828      3.89%
                                                  ======                         ======                         ======
  Net interest margin................                         4.56%                          4.88%                          4.74%

------------------------------

(1) Interest income on tax-exempt securities and loans has been adjusted to a tax-equivalent basis using a marginal federal income tax rate of 34% for all years.

                              VOLUME/RATE ANALYSIS

                                          1999 -- 1998                       1998 -- 1997
                                --------------------------------   --------------------------------
                                TOTAL    CHANGE DUE   CHANGE DUE   TOTAL    CHANGE DUE   CHANGE DUE
                                CHANGE   TO VOLUME     TO RATE     CHANGE   TO VOLUME     TO RATE
                                                      (DOLLARS IN THOUSANDS)
INTEREST INCOME
Loans.........................   $379       $373         $  6       $148       $213         $(65)
Securities
  Taxable.....................    265        265           --       (245)      (245)          --
  Tax-exempt..................     (9)        (7)          (2)        59         58            1
Interest-bearing balances with
  banks.......................      2          2           --         --         --           --
Federal funds sold............    (50)       (13)         (37)        69         73           (4)
                                 ----       ----         ----       ----       ----         ----
Total interest income.........   $587       $620         $(33)      $ 31       $ 99         $(68)
                                 ====       ====         ====       ====       ====         ====
INTEREST EXPENSE
Interest-bearing DDA..........   $ 84       $ 81         $  3       $ 47       $ 35         $ 12
Savings deposits..............    (10)         5          (15)        (3)        --           (3)
Time deposits.................    241        266          (25)       (76)       (61)         (15)
Short-term borrowings.........     --         --           --         (3)        (3)          --
Long-term borrowings..........     32         32           --         --         --           --
                                 ----       ----         ----       ----       ----         ----
Total interest expense........   $347       $384         $(37)      $(35)      $(29)        $ (6)
                                 ====       ====         ====       ====       ====         ====
Net Interest Income...........   $240       $236         $  4       $ 66       $128         $(62)
                                 ====       ====         ====       ====       ====         ====

     Net interest income, on a tax-equivalent basis, for 1999 was $2.1 million, 12.7% higher than in 1998. The net interest margin, on a tax-equivalent basis for 1999, 1998 and 1997 was 4.56%, 4.88%, and 4.74%. The net interest margin declined from 1998 to 1999, as growth in the loan portfolio was centered in mortgage loans, which have a lower yield than other loan products. The small increase in net interest margin from 1997 to 1998 was the result of reducing cost of funds, principally on time deposits.

  PROVISION FOR LOAN LOSSES AND ASSET QUALITY

     The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount that we believe to be sufficient to absorb losses inherent in the loan portfolio. We conduct, on a quarterly basis, a detailed evaluation of the adequacy of the allowance.

     The tables below set forth a summary of the activity in and the composition of the allowance for loan losses.

                     ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

                                                               FOR YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                                  (DOLLARS IN THOUSANDS)
Balance at beginning of year................................  $   346    $   396    $   555
Loans charged off
  Commercial................................................      (94)      (603)      (222)
  Real estate -- residential................................      (14)        (2)        --
  Consumer..................................................      (61)       (23)       (11)
                                                              -------    -------    -------
          Total charge-offs.................................     (169)      (628)      (233)
                                                              -------    -------    -------
Charge-offs recovered
  Commercial................................................       40          2         31
  Real estate -- residential................................       12         20          1
  Consumer..................................................       40         30         27
                                                              -------    -------    -------
          Total recoveries..................................       92         52         59
                                                              -------    -------    -------
Net loans charged off.......................................      (77)      (576)      (174)
Current year provision......................................      280        526         15
                                                              -------    -------    -------
Balance at end of year......................................  $   549    $   346    $   396
                                                              =======    =======    =======
Loans at year end...........................................  $46,146    $26,651    $28,921
Ratio of allowance to loans at year end.....................     1.19%      1.30%      1.37%
Average loans...............................................  $32,881    $29,001    $26,787
Ratio of net loans charged-off to average loans.............     0.23%      1.99%      0.65%

                    ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                                   DECEMBER 31,
                                    ---------------------------------------------------------------------------
                                             1999                      1998                      1997
                                    -----------------------   -----------------------   -----------------------
                                                PERCENT OF                PERCENT OF                PERCENT OF
                                    ALLOWANCE    LOANS TO     ALLOWANCE    LOANS TO     ALLOWANCE    LOANS TO
                                     AMOUNT     TOTAL LOANS    AMOUNT     TOTAL LOANS    AMOUNT     TOTAL LOANS
                                    ---------   -----------   ---------   -----------   ---------   -----------
                                                              (DOLLARS IN THOUSANDS)
Commercial........................    $203          35.7%       $ 65          37.8%       $113          33.0%
Real estate -- residential
  (including construction)........      47          41.8          39          51.1          42          56.4
Consumer..........................     262          22.5          25          11.1          18          10.6
Unallocated.......................      37            --         217            --         223            --
                                      ----         -----        ----         -----        ----         -----
Total.............................    $549         100.0%       $346         100.0%       $396         100.0%
                                      ====         =====        ====         =====        ====         =====

     The provision for loan losses was $280,000, $526,000, and $15,000 for 1999, 1998, and 1997, respectively. Historically, we provided nominally for the allowance, as is evident by the $15,000 expense in 1997. However, during 1998, a large commercial floor plan loan to a used car dealer was charged-off after the borrower was discovered to have engaged in conduct at the time of the loan's origination which we considered fraudulent. The borrower is currently incarcerated, and our collection efforts against the borrower were largely unsuccessful and have terminated. Approximately $500,000 was charged-off for this one borrower, resulting in a provision of $526,000 in order to ensure that the allowance for loan losses was adequate. Total charge-offs in 1997 were $233,000, primarily attributable to two developers who suffered difficulties during this time period and were unable to repay their loans. Total charge-offs in 1999 were down considerably from the 1998 level. The 1999 provision and relative increase in the allowance reflect primarily the strong loan growth realized during the year, rather than large charge-offs as was the case in 1998. In fact, net charge-offs in 1999 declined to $77,000 (.23% of average loans). However, given the growth experienced and our intention to continue to focus on loan growth, we deemed it necessary to record a provision sufficient to maintain the allowance at approximately the same level, relative to loans, as had been the case in the past. The allowance for loan losses at year end 1999 was $549,000, or 1.19% of total loans, compared to $346,000, or 1.30% of total loans, at year end 1998 and $396,000 or 1.37% at year end 1997.

     We maintain the reserve at a level believed appropriate based on our ongoing analysis of the risk in the portfolio. Individual loans identified as possible problems are analyzed and portions of the allowance allocated to those loans, if needed, and portions of the allowance are allocated to "good" loans based upon industry averages, judgmentally adjusted by us in consideration of growth, the local economy and other factors.

     Nonperforming loans include nonaccrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as nonaccrual when we believe the collection of interest is doubtful, typically when payments are past due 90 days, unless the loans are well secured and in the process of collection.

     The table below sets forth a summary of nonperforming loans.

                              NONPERFORMING ASSETS

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                                  (DOLLARS IN THOUSANDS)
Principal balance
  Nonaccrual................................................  $    141   $    258   $    271
  90 days or more past due..................................        --         --        164
  Restructured loans........................................        --         --         --
                                                              --------   --------   --------
Total nonperforming loans...................................  $    141   $    258   $    435
                                                              ========   ========   ========
  Nonperforming loans as a percent of loans.................      0.31%      0.97%      1.50%
  Other real estate owned...................................  $     --   $    130   $     --
  OREO as a percent of loans................................        --       0.49%        --
  Allowance as a percent of nonperforming loans.............    389.36%    134.11%     91.03%

     Nonperforming loans reflect a declining trend over the past two years, falling from a high of $435,000 at year end 1997 to $141,000 at December 31, 1999, or from 1.50% of total loans in 1997 to 0.31% of total loans in 1999. The declines were the result of identified problem loans being liquidated or charged-off.

     Impaired loans are those loans for which full payment in accordance with the contractual terms is not expected. The average balance for impaired loans was $70,000, $189,000, and $326,000 for 1999, 1998, and 1997, respectively. The impaired loan trend has followed the nonperforming loan trend, declining over the three year period through liquidation and charge-off as several loans which were nonperforming were also deemed impaired.

     We designate certain loans for internal monitoring purposes on a watch list. Loans may be placed on the watch list as a result of delinquent status, concern about the borrower's financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of our desire to monitor more closely a borrower's financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement; however, we may have a significant degree of concern about the borrower's ability to continue performing according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch list loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

     At December 31, 1999, there were five loans totaling $584,000 that we graded substandard and included on the watch list. The loans were not considered impaired and were performing as agreed.

  NONINTEREST INCOME AND EXPENSE

     The table below sets forth an analysis of changes in noninterest income and expense.

                         NONINTEREST INCOME AND EXPENSE

                                                   PERCENT CHANGE            PERCENT CHANGE
                                           1999      FROM 1998       1998      FROM 1997       1997
                                                            (DOLLARS IN THOUSANDS)
Noninterest Income
  Service charges on deposits...........  $  128         5.79%      $  121        (6.92)%     $  130
  Other.................................      70        12.90           62       (27.91)          86
                                          ------                    ------                    ------
          Total noninterest income......  $  198         8.20       $  183       (15.28)%     $  216
                                          ======                    ======                    ======
Noninterest Expense
  Salaries and employee benefits........  $1,615        82.49%      $  885        (5.55)%     $  937
  Premises and equipment................     404        53.61          263        33.50          197
  Advertising...........................     117       387.50           24        20.00           20
  Telephone.............................      64        88.24           34        13.33           30
  Other.................................     494        25.70          393        11.33          353
                                          ------                    ------                    ------
          Total noninterest expense.....  $2,694        68.48%      $1,599         4.03%      $1,537
                                          ======                    ======                    ======

     Noninterest income increased $15,000, or 8.2% to $198,000 for 1999 compared to $183,000 in 1998. The increase is attributed to the larger number of deposit accounts and a change in fee structure on those accounts, which increased service charge income by 5.8%. Other noninterest income in 1999 includes a $25,000 loss realized on the sale of other real estate owned. Noninterest income fell 15.3% in 1998, compared to 1997, as both service charge and other noninterest income declined slightly.

     During 1999, we opened three new branch locations, two in Greenwood, Indiana and one in Nashville, Indiana, joining the existing offices in Morgantown and Trafalgar, Indiana. As a result, the number of employees on a full-time equivalent basis increased from 26 in 1998 to 52 in 1999. Salary and employee benefits expense followed suit, increasing from $885,000 in 1998 to $1.6 million in 1999, an increase of 82.5%. Approximately $172,000 of this increase (23.5%) was a one-time, non-recurring charge, the result of buying-out the former president's employment contract.

     In addition to the new branch locations, we entered the mortgage banking business, and hired personnel to staff this function. With more branch locations, premises and equipment expenses increased from $263,000 in 1998 to $404,000 in 1999, an increase of $141,000. Approximately $48,000 of this increase was attributable to rental expense, as we entered into operating leases for the three new branch locations. Advertising expense increased four fold, to $117,000, as we initiated an aggressive marketing program in our new and existing markets.

     In 1998, as compared to 1997, total noninterest expense was fairly stable, increasing only 4.03%. Salary and employee benefit expense decreased by $52,000 or 5.6% from 1997, as one officer-level position was vacant for a portion of the year and bonuses were truncated due to the anticipated loss for the year. Premises and equipment expenses increased from $197,000 in 1997 to $263,000 in 1998, a change of 33.5% or $66,000. The majority of this increase resulted from a software conversion which took place in November 1997. Because of the conversion, maintenance and amortization expense for software increased $84,000.

  INCOME TAXES

     We reported a small amount of taxable income in 1998, but realized a significant tax net operating loss in 1999. The recognition of a tax benefit for 1999 was limited to $73,000, the amount of tax paid that could be recovered by carrying back the net operating loss. A valuation allowance was established to reduce the carrying value of our net deferred tax asset to zero. We have a net operating loss carryforward, for tax purposes, of approximately $450,000. This will serve to reduce tax payable, and tax expense, in future periods, provided we are profitable. The net operating loss carryforward expires in 2019. Further information regarding taxes payable and tax expense can be found in Notes 1 and 9 to the consolidated financial statements.

RESULTS OF OPERATIONS FOR THE QUARTERS ENDED MARCH 31, 2000 AND 1999

  NET INCOME

     We continued our growth efforts as set forth in our strategic plan during the first quarter of 2000. During this time period, a new branch was opened in Bargersville, bringing the total number of banking offices to six.

     With the continued growth and expansion, a net loss of $(398,000) or $(.60) per share was reported for the first quarter of 2000 compared to net income of $51,000 or $.09 per share in 1999. Return on average assets (ROA) for 2000 was (2.13)% compared to .48% for the first quarter of 1999 on an annualized basis, while return on average equity (ROE) was (35.8)% compared to 4.6% for the same period last year, also on an annualized basis.

  NET INTEREST INCOME

     Net interest income is the difference between interest and fees realized on interest earning assets and interest paid on interest bearing liabilities. The net interest margin is this difference expressed as a percentage of average earning assets.

     For the first quarter of 2000, net interest income totaled $639,000, representing a $212,000 or 49.7% increase over the first quarter of 1999. This increase in net interest margin is the result of our continued growth in earning assets, as we expanded our branch network into new markets. Interest income for the first quarter of 2000 was $1.5 million, compared to $786,000 in the first quarter of 1999, an increase of $670,000 or 85.2%.

     The increase in 2000 can be attributed to growth in both the investment and loan portfolios. Average investments, including securities and federal funds sold, were $18.6 million in the first quarter of 2000, up by $6.1 million from 1999's $12.5 million level, an increase of 49.0%. The average loan balance showed even stronger growth, increasing from $27.0 million in the first quarter of 1999 to $50.6 million in the first quarter of 2000, an increase of $23.6 million or 87.4%. The increased volume of earning assets has been a primary factor in the growth in interest income, although average yields, on a fully tax equivalent basis, increased slightly, rising to 8.44% in the first quarter of 2000 from 8.12% in the first quarter of 1999.

     Interest expense for the first quarter of 2000 increased $458,000, or 127.6%, compared to the first quarter of 1999. The increase was primarily attributable to increased volume, as average deposits increased, in all categories, by a total of $30.5 million, or 80.0%, since 1999. Time deposits increased the most, with the average balance rising by $24.7 million. The average cost of interest bearing deposits reflects the current increases in interest rates made by the Federal Reserve Bank, and was 5.28% in the first quarter of 2000 compared to 4.44% in the first quarter of 1999.

     The effect of the cost of liabilities rising faster than the yield on earning assets was a tightening of the net interest margin. Through March 31, 2000, the net interest margin was 3.73%, compared to 4.47% for 1999. A portion of this margin compression can be attributed to growth. During the first quarter of 2000, average noninterest bearing liabilities and equity supported 18.5% of average earning assets while that figure was 26.3% for the first quarter of 1999. Another factor impacting the margin was a time deposit promotional program directed at growing certificates of deposit. These certificates of deposit matured during the first quarter of 2000.

  PROVISION FOR LOAN LOSSES AND ASSET QUALITY

     The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount that we believe to be sufficient to absorb losses inherent in the loan portfolio. We conduct, on a quarterly basis, a detailed evaluation of the adequacy of the allowance.

     The provision for loan losses was $120,000 for the first quarter of 2000 compared to only $9,000 in the first quarter of 1999. The 2000 provision and relative increase in the allowance was driven by the strong loan growth, rather than a response to charge-off activity. Net charge offs through the first quarter of 2000 were only $10,000, representing .02% of the total loan portfolio. Given the growth experienced and our intention to continue to focus on loan growth, we deemed it necessary to record a provision sufficient to maintain the allowance at approximately the same level, relative to loans, as had been the case in the past. The allowance for loan losses at the end of the first quarter 2000 was $659,000, or 1.15% of total loans, compared to $549,000, or 1.19% of total loans at year end 1999.

     Nonperforming loans increased $195,000 to $336,000 since year end, as one loan totaling $185,000 was placed on non-accrual status. While nonperforming loans have increased since year end, as a percentage of the total loan portfolio, the amount of nonperforming loans remains modest (.58% at March 31, 2000 compared to .31% at year end 1999).

     We designate certain loans for internal monitoring purposes on a watch list. Loans may be placed on the watch list as a result of delinquent status, concern about the borrower's financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of our desire to monitor more closely a borrower's financial condition and performance. At March 31, 2000 there were twelve loans totaling $854,000 internally graded as substandard. At December 31, 1999, there were five loans totaling $584,000 graded substandard. One loan accounted for 57.6% and 84.3% of the balance as of March 31, 2000 and December 31, 1999, respectively.

  NONINTEREST INCOME AND EXPENSE

     Noninterest income increased $47,000, or 123.7% to $85,000 for the first quarter of 2000 compared to $38,000 in the first quarter of 1999. The increase is attributed to the larger number of deposit accounts and a change in fee structure on those accounts, which increased service charge income by 65.4%. Other noninterest income in the first quarter of 2000 includes a $10,000 gain realized on the sale of mortgage loans.

     Noninterest expense increased $633,000 or 171.5%, to just over $1 million for the first quarter of 2000.

     In addition to the three branches opened in the second half of 1999, we opened another branch in January 2000. This increased the number of employees from 52 at year end to 60 at March 31, 2000. This compares to 26 employees as of March 31, 1999. Salary and employee benefits expense reflects the growth in staff, as expense increased from $202,000 for the first quarter of 1999 to $564,000 for the first quarter of 2000, an increase of $362,000 or 179.2%. While the increase in salary and employee benefits has had an adverse impact on profits, we believe that it is critical to have bank operations properly staffed to allow us to maintain proper controls and better serve our customers.

     Quarterly comparisons for 1999 and 2000 reflect the four new branches during this time period. Premises and equipment expense increased from $63,000 in the first quarter of 1999 to $180,000 in the first quarter of 2000, an increase of $117,000. Approximately $30,000 of this increase was attributable to rental expense, as we entered into operating leases for the four new branch locations. Advertising expense increased significantly, to $31,000 compared to $4,000 in the first quarter of 1999, as we continued our marketing program in our new and existing markets.

  INCOME TAXES

     No tax benefit was recorded in 2000. We have a net operating loss carryforward of approximately $850,000.

FINANCIAL CONDITION AT DECEMBER 31, 1999

     Total assets were $68.7 million at year end 1999 compared to $42.9 million at year end 1998, an increase of $25.8 million or 60.2%. Increased loan totals were funded by increased deposits. Federal funds sold balances were also reduced and placed into higher yielding securities.

     In the first half of 2000, we expect to complete the acquisition of a branch in Nashville, Indiana. With the purchase, we will acquire approximately $14 million in deposits, $5.5 million in loans, and real property. The value of intangibles is estimated to be $1.2 million, which will be amortized over a period not to exceed 25 years. The increase in deposits will provide funding for loan growth, with any excess invested in securities. Based on 1999 year end numbers, the acquisition will increase deposits by approximately 22.2% and loans by 11.9%. Additional expense will be recognized through the amortization of goodwill, which will adversely impact earnings. However, total costs of operating the branch, including such items as staffing costs, are not expected to change significantly as this branch will replace the existing Nashville branch location.

     The information in the preceding paragraph contains forward-looking statements. Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Actual results could be materially different from and worse than our expectations for various reasons, including a failure to complete the purchase of the Nashville branch, unanticipated changes in the deposits or loans at the branch or an unanticipated increase in the number of employees at the branch.

  SECURITIES

     Note 2 to the financial statements and the following table set forth information about securities.

                          SECURITIES MATURITY SCHEDULE

                                                    AT DECEMBER 31, 1999
                         ---------------------------------------------------------------------------
                         1 YEAR OR LESS    1 TO 5 YEARS    5 TO 10 YEARS    OVER 10 YEARS
                         --------------   --------------   --------------   --------------    TOTAL
                         BALANCE   RATE   BALANCE   RATE   BALANCE   RATE   BALANCE   RATE   BALANCE
                                                   (DOLLARS IN THOUSANDS)
Available for sale
  U.S. government and
     agencies..........  $1,638    5.48%  $3,933    6.01%  $1,548    6.90%  $   --      --%  $ 7,119
  States and political
     subdivisions(1)...      10    9.09      194    6.53      168    7.42      336    6.75       708
  Other securities.....   7,820    5.73      487    5.50       --      --       --      --     8,307
  Mortgage backed
     securities........      --      --       --      --       --      --      741    6.16       741
                         ------           ------           ------           ------           -------
          Total
            available
            for sale...  $9,468           $4,614           $1,716           $1,077           $16,875
                         ======           ======           ======           ======           =======
Held to maturity
  U.S. government and
     agencies..........  $  251    4.42%  $   --      --%  $   --      --%  $   --      --%  $   251
  States and political
     subdivisions(1)...      79    9.24      276    7.21       --      --       --      --       355
  Mortgage backed
     securities........      --      --       --      --       --      --       11    6.60        11
                         ------           ------           ------           ------           -------
          Total held to
            maturity...  $  330           $  276           $   --           $   11           $   617
                         ======           ======           ======           ======           =======

------------------------
(1) Average rates were calculated on a tax-equivalent basis using a marginal federal income tax rate of 34%.

     Securities are designated as either available for sale or as held to maturity. To provide more flexibility and better support for our current expansion strategy, held to maturity securities have been allowed to mature and pay-off, with all security purchases in 1999 classified as available for sale. During 1999, several available for sale municipal securities were sold and reinvested in U.S. Treasury and government agency securities and other securities, which includes commercial paper and corporate bonds. The commercial paper portfolio had maturities typically of less than one month. Excess funds from deposit growth were also invested in these categories of securities.

     In addition to securities of the U.S. Government and its agencies, we had concentrations in commercial paper and corporate securities that exceed 10% of shareholders' equity at December 31, 1999 in the following obligors (table amounts in thousands):

OBLIGOR NAME                                                  AMORTIZED COST   FAIR VALUE
Stellar Funding.............................................      $2,419         $2,419
Bell Atlantic Net Funding...................................         530            529
Mont Blanc..................................................       2,488          2,483
Wood Street Funding.........................................         996            996
Guardian Industries.........................................         994            994
Bear Stearns................................................         510            485

     During late 1999, we had a certificate of deposit promotion for a 100 day certificate of deposit. Proceeds obtained from this promotion were invested in commercial paper, with maturity dates that coincide with the maturity of the certificates of deposit.

  LOANS

     Note 3 to the financial statements and the following table set forth information about the loan portfolio.

                                 LOAN PORTFOLIO

                                          DECEMBER 31, 1999   DECEMBER 31, 1998   DECEMBER 31, 1997
                                          -----------------   -----------------   -----------------
                                          BALANCE   PERCENT   BALANCE   PERCENT   BALANCE   PERCENT
                                                           (DOLLARS IN THOUSANDS)
Loan Portfolio Composition
Commercial..............................  $10,917     23.6%   $ 5,123     19.2%   $ 7,270     25.1%
Commercial real estate..................    5,566     12.1      4,952     18.6      2,292      7.9
Residential real estate.................   14,380     31.1      9,731     36.5     11,642     40.3
Construction............................    4,921     10.7      3,883     14.6      4,657     16.1
Consumer................................   10,362     22.5      2,962     11.1      3,054     10.6
                                          -------    -----    -------    -----    -------    -----
                                          $46,146    100.0%   $26,651    100.0%   $28,915    100.0%
                                          =======    =====    =======    =====    =======    =====

                                                         LOAN MATURITIES AT DECEMBER 31, 1999
                                                 ----------------------------------------------------
                                                 1 YEAR AND LESS   1-5 YEARS   OVER 5 YEARS    TOTAL
                                                                    (IN THOUSANDS)
Commercial.....................................      $ 4,430        $ 3,106      $ 3,381      $10,917
Commercial real estate.........................          312            513        4,741        5,566
Residential real estate........................        1,304          2,641       10,435       14,380
Construction...................................        3,585            632          704        4,921
Consumer.......................................        1,084          5,539        3,739       10,362
                                                     -------        -------      -------      -------
          Total loans..........................      $10,715        $12,431      $23,000      $46,146
                                                     =======        =======      =======      =======

                                                             SENSITIVITY TO CHANGES IN INTEREST RATES AT
                                                                          DECEMBER 31, 1999
                                                            ---------------------------------------------
                                                             1 YEAR AND LESS     OVER 1 YEAR      TOTAL
                                                                           (IN THOUSANDS)
Fixed rates...............................................       $ 3,544           $23,284       $26,828
Variable rates............................................        14,608             4,710        19,318
                                                                 -------           -------       -------
          Total loans.....................................       $18,152           $27,994       $46,146
                                                                 =======           =======       =======

     Total loans increased $19.5 million or 73.2% from year end 1998 to year end 1999, as we entered into new market areas. Loan growth occurred in all categories.

     Consumer loans experienced significant growth, increasing $7.4 million from 1998 to 1999, as we entered the indirect lending arena. Total consumer loans were $10.4 million and comprised 22.5% of the portfolio at year end 1999. Several relationships were established with local auto and recreational vehicle dealers, which spurred growth in this segment of the portfolio. Underwriting standards for indirect loans are consistent with the standards applied to direct loans in an effort to maintain strong asset quality. Growth in the consumer segment also occurred with a new product offering for home equity lines of credit.

     Commercial loans grew by 113% or $5.8 million during 1999 and comprised 23.6% of our portfolio at December 31, 1999. Growth in this segment was attributed to our focus in new markets, primarily the Greenwood area. Residential mortgages increased $4.6 million or 47.8% to $14.4 million. Although residential mortgage loans remain the largest segment of the portfolio, they have declined as a percent of the total portfolio as growth in other segments has been significant. Nonetheless, our portfolio is largely secured by real estate, with residential and commercial real estate loans comprising 43.2% of the portfolio at year end 1999.

     During 1999, we started a mortgage banking division, providing our customers with a wider array of mortgage loan products. At year end, loans held for sale, which are carried at the lower of cost or fair value, totaled $601,000. All loans are sold service released. We intend to continue to grow this line of business.

  DEPOSITS

     Note 6 to the financial statements and the following table set forth more information about deposits.

 MATURITY RANGES OF TIME DEPOSITS WITH BALANCES OF $100,000 OR MORE AT DECEMBER
                                    31, 1999

                                                              (IN THOUSANDS)
3 months or less............................................     $ 6,606
3 through 6 months..........................................         974
6 through 12 months.........................................       2,016
Over 12 months..............................................         848
                                                                 -------
          Total.............................................     $10,444
                                                                 =======

     Year end total deposits increased $24.9 million or 65.3%, from 1998 to 1999, with growth again spurred by the entrance into new market areas and active advertising campaigns. Noninterest-bearing deposits increased to $7.0 million from $5.9 million. At December 31, 1999, $10.4 million or 26.9% of our time deposits had balances of greater than $100,000. The average balance of time deposits issued in amounts greater than $100,000 totaled $5.0 million in 1999 and $3.6 million in 1998, representing 22.6% and 20.4% of total average time deposits in each period.

  CAPITAL

     We are subject to various regulatory capital guidelines as required by federal banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

     Tier 1 capital consists of shareholders' equity net of intangible assets and excluding unrealized gains and losses on securities available for sale, as defined by bank regulators. The definition of Tier 2 capital includes the amount of allowance for loan losses which does not exceed 1.25% of gross risk-weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital.

     The minimum requirements under the capital guidelines are generally at least a 4.00% leverage ratio (Tier 1 capital divided by average assets excluding unrealized gains/losses), a 4.00% Tier 1 risk-based capital ratio (Tier 1 capital divided by risk-weighted assets), and an 8.00% total capital ratio (Tier 1 capital plus Tier 2 capital divided by risk-weighted assets).

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires federal regulatory agencies to define capital tiers. These are: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a "well-capitalized" institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00% and not be under a capital directive order. Failure to meet capital requirements can initiate regulatory action that could have a direct material effect on our financial statements. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth, and expansion is limited, in addition to the institution being required to submit a capital restoration plan.

     Management believes we met all the capital requirements as of December 31, 1999, and we were categorized as adequately capitalized under the guidelines established by the banking regulators.

     At December 31, 1999, we were not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on our consolidated liquidity, capital resources or operations.

     Note 11 to the financial statements and the following table set forth First Bank's actual capital amounts and ratios.

                                 CAPITAL RATIOS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1999      1998      1997
                                                                (DOLLARS IN THOUSANDS)
Tier 1 capital
  Shareholders' equity......................................  $ 4,566   $ 4,414   $ 4,492
  Add/less: unrealized loss/gain on securities..............      147       (27)      (21)
  Less: intangible assets...................................     (206)     (257)     (304)
                                                              -------   -------   -------
  Total Tier 1 capital......................................  $ 4,507   $ 4,130   $ 4,167
                                                              =======   =======   =======
Total risk-based capital
  Tier 1 capital............................................  $ 4,507   $ 4,130   $ 4,167
  Allowable allowance for loan losses.......................      549       346       352
                                                              -------   -------   -------
  Total risk-based capital..................................  $ 5,056   $ 4,476   $ 4,519
                                                              =======   =======   =======
Risk weighted assets........................................  $55,334   $28,454   $28,096
                                                              =======   =======   =======
Average assets..............................................  $63,179   $41,652   $41,527
                                                              =======   =======   =======
Risk-based ratios:
  Tier 1....................................................     8.15%    14.51%    14.83%
  Total risk-based capital..................................     9.14%    15.73%    16.08%
Leverage ratio..............................................     7.13%     9.92%    10.03%

  LIQUIDITY AND RATE SENSITIVITY

     Liquidity refers to the availability of funds to meet deposit withdrawals and borrowing repayments, fund loan commitments and pay expenses. We have many sources of liquid funds, including cash and cash equivalents, payments and maturities of loans and securities, and growth in deposits. In addition, we have the ability to sell securities available for sale, and may borrow from the Federal Reserve and the Federal Home Loan Bank.

     We believe we have sufficient liquidity to meet reasonable borrower, depositor, and creditor needs in the present economic environment. We have not received any recommendations from regulatory authorities which would materially affect liquidity, capital resources or operations.

     Our interest rate sensitivity position is influenced by the timing of the maturity or repricing of interest-earning assets and interest-bearing liabilities. One method of gauging sensitivity is by a static gap analysis, as presented in the table below.

                    LIQUIDITY AND INTEREST RATE SENSITIVITY

                                                                AT DECEMBER 31, 1999
                                        ---------------------------------------------------------------------
                                        1 TO 90 DAYS   91 TO 365 DAYS   1 TO 5 YEARS   OVER 5 YEARS    TOTAL
                                                               (DOLLARS IN THOUSANDS)
Interest earning assets
  Loans...............................    $ 13,881        $  4,271        $ 12,741       $15,253      $46,146
  Federal funds sold and other........         189              --              --            --          189
  Securities..........................       8,320           1,478           4,890         2,804       17,492
  Restricted stock....................          --              --              --           129          129
                                          --------        --------        --------       -------      -------
          Total earning assets........    $ 22,390        $  5,749        $ 17,631       $18,186      $63,956
                                          ========        ========        ========       =======      =======
Interest bearing liabilities
  Interest-bearing demand deposits....    $  5,736        $     --        $     --       $    --      $ 5,736
  Savings deposits....................      11,447              --              --            --       11,447
  Time deposits.......................      16,961           9,632          12,221            --       38,814
  Short-term borrowings...............          --              --              --            --           --
  Long-term borrowings................          --             800              --            --          800
                                          --------        --------        --------       -------      -------
          Total interest-bearing
            liabilities...............    $ 34,144        $ 10,432        $ 12,221       $    --      $56,797
                                          ========        ========        ========       =======      =======
Rate sensitive gap....................    $(11,754)       $ (4,683)       $  5,410       $18,186      $ 7,159
Rate sensitive cumulative gap.........    $(11,754)       $(16,437)       $(11,027)      $ 7,159
Cumulative gap as a percentage of
  earning assets......................      (18.38)%        (25.70)%        (17.24)%       11.19%

     Rate sensitivity gap is defined as the difference between the repricing of interest-earning assets and the repricing of interest-bearing liabilities within certain defined time frames. Rising interest rates are likely to increase net interest income in a positive gap position, while declining rates are likely to be beneficial in a negative gap position.

FINANCIAL CONDITION AT MARCH 31, 2000

     Total assets were $84.5 million at quarter end 2000 compared to $68.7 million at year end 1999, an increase of $15.8 million or 23.1%. Increased loan totals were funded primarily by increased deposits and also by federal funds purchased.

     During 2000, we expect to complete the acquisition of a branch in Nashville, Indiana. With the purchase, we will acquire approximately $14 million in deposits, $5.5 million in loans, and real property. The value of intangibles is estimated to be $1.2 million, which will be amortized over a period not to exceed 25 years. The increase in deposits will provide further funding for loan growth, with any excess invested in securities. Based on March 31, 2000 numbers, the acquisition will increase deposits by approximately 18.0% and loans by 9.7%. Additional expense will be recognized through the amortization of goodwill, which will adversely impact earnings. However, total costs of operating the branch, including such items as staffing costs, are not expected to change significantly as this branch will replace the existing Nashville branch location.

     The information in the preceding paragraph contains forward-looking statements. Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Actual results could be materially different from and worse than our expectations for various reasons, including a failure to complete the purchase of the Nashville branch because of regulatory concerns or other problems, unanticipated changes in the deposits or loans at the branch or an unanticipated increase in the number of the employees at the branch.

  SECURITIES

     See Note 2 to the March 31, 2000 financial statements. Securities are designated as either available for sale or as held to maturity. To provide more flexibility and better support for our current strategy, held to maturity securities have been allowed to mature and pay-off, with all security purchases since March 1999 classified as available for sale.

     In addition to securities of the U.S. Government and its agencies, we had a concentration in a corporate security that exceeded 10% of shareholders' equity at March 31, 2000 as follows (table amounts in thousands):

                   OBLIGOR NAME                       AMORTIZED COST    FAIR VALUE
                   ------------                       --------------    ----------
Bear Stearns......................................         $509            $485

     During late 1999, we had a certificate of deposit promotion for a 100 day certificate of deposit. Proceeds obtained from this promotion were invested in commercial paper, with maturity dates that coincide with the maturity of the certificates of deposits. Since this paper has matured and many of the deposits were retained, proceeds from the commercial paper were reinvested in government agency issues.

  LOANS

     See Note 3 to the March 31, 2000 financial statements. Total loans increased $11.3 million or 24.5% from year end 1999 to March 31, 2000, as we entered into new market areas and new lines of business. Loan growth occurred in nearly all categories.

     Consumer loans experienced the most growth, increasing $5.9 million, with growth attributed primarily to the indirect lending category. Total consumer loans were $16.2 million and comprised 28.2% of the portfolio at March 31, 2000. Several relationships were established and maintained with local auto and recreational vehicle dealers, providing this segment with strong growth opportunities. Underwriting standards for indirect loans are consistent with the standards applied to direct loans in an effort to maintain strong asset quality.

     Commercial and commercial real estate loans grew by 9.3% or $1.5 million from December 31, 1999 to March 31, 2000 and comprised 31.4% of our portfolio at March 31, 2000. Growth in this segment was attributed to our focus in new markets, primarily the Greenwood area. Residential mortgages increased $2.4 million or 16.5% to $16.7 million, and comprised the largest segment of the portfolio at 29.2%.

     During the second quarter of 1999, we started a mortgage banking division, providing our customers with a wider array of mortgage loan products. At March 31, 2000, loans held for sale, which are carried at the lower of cost or fair value, totaled $883,000. All loans are sold service released.

  DEPOSITS

     Total deposits increased $14.8 million or 23.5%, from December 31, 1999 to March 31, 2000, with growth again spurred by the entrance into new market areas and active advertising campaigns. Noninterest-bearing deposits increased to $8.3 million from $7.0 million. At March 31, 2000, $21.4 million or 46.4% of our time deposits had balances of greater than $100,000. The average balance of time deposits issued in amounts greater than $100,000 totaled $14.2 million in the first quarter of 2000 and $5.0 million in the first quarter of 1999, representing 35.5% and 22.6% of total average time deposits in each period.

  CAPITAL

     We are subject to various regulatory capital guidelines as required by federal banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

     Tier 1 capital consists of shareholders' equity net of intangible assets and excluding unrealized gains and losses on securities available for sale, as defined by bank regulators. The definition of Tier 2 capital includes the amount of allowance for loan losses which does not exceed 1.25% of gross risk weighted assets. Total capital is the sum of Tier 1 and Tier 2 capital.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires federal regulatory agencies to define capital tiers. These are: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a "well-capitalized" institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, and a total capital ratio of at least 10.00%, and a leverage ratio of at least 5.00% and not be under a capital directive order. Failure to meet capital requirements can result in regulatory action that could have a direct material effect on our financial statements. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth, and expansion is limited, in addition to the institution being required to submit a capital restoration plan.

     At March 31, 2000, our Tier 1 risked based capital ratio and leverage ratio were 6.4% and 5.4%, levels which meet the regulatory guidelines of "well capitalized." However, our total risk based capital ratio was 7.4%, falling under the 8% level required to be designated as "adequate," resulting in being classified as "undercapitalized."

     As a consequence of being classified as "undercapitalized," we were required to submit a capital restoration plan to the FDIC. In that plan, we proposed two courses of action to increase capital. The first is that First Shares would obtain a line of credit from another financial institution, which it could draw upon to provide additional capital as needed to First Bank in order to remain "adequately capitalized." While we have not yet received a commitment for such a loan, we have received a proposal from one financial institution for such a loan and we are in discussions with other financial institutions. Consequently, our management anticipates that we will be able to obtain such a loan. As a bank holding company, First Shares is required to guarantee that First Bank will comply with the plan. The second course of action was to complete this offering.

     In addition to the requirement that we submit a capital restoration plan, our status as an "undercapitalized" institution means that:

     - we cannot allow our average total assets to grow from one quarter to the next;

     - First Bank generally cannot pay any cash dividends or make other capital distributions to First Shares;

     - we cannot pay management fees to any person who controls us;

     - the FDIC will closely monitor our condition and compliance with our capital restoration plan; and

     - we cannot acquire any interest in any company, establish or acquire any additional branch office or engage in any new line of business without the prior approval of the FDIC.

     In order to be classified as "adequately capitalized," our total risk-based capital ratio must be at least 8%. If we sell the minimum number of shares in this offering, our risk-based capital ratio would be 8.06% based on our March 31, 2000 balance sheet and assuming consummation of the planned branch acquisition, sufficient for us to be classified as "adequately capitalized." The effect of selling at least the minimum number of shares in this offering and becoming classified as "adequately capitalized" is that the restrictions listed above will no longer apply to us and we will be able to consummate our proposed branch acquisition. If we sell the maximum number of shares in this offering, our risk-based capital ratio would be 10.58% based on our March 31, 2000 balance sheet and assuming consummation of the planned branch acquisition, in excess of the 10% requirement for us to be classified as "well capitalized."

     If we again became "undercapitalized" following this offering, we would again be required to submit a capital restoration plan and would again be subject to the restrictions on our activities described above. We anticipate that the line of credit described above would still be available to provide additional capital if needed. We might also need to raise additional capital through offerings such as this one.

     At December 31, 1999 our total risk based capital ratio was 9.1%, above the 8% "adequate" requirement but below the 10% level required to be designated as "well capitalized." The decline in capital is the result of strong growth and net losses during the quarter.

     At March 31, 2000, other than our need to deal with our capital status, we were not aware of any current recommendations by banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material effect on our consolidated liquidity, capital resources or operations.

  LIQUIDITY AND RATE SENSITIVITY

     Liquidity refers to the availability of funds to meet deposit withdrawals and borrowing repayments, fund loan commitments and pay expenses. We have many sources of liquid funds, including cash and cash equivalents, payments and maturities of loans and securities, and growth in deposits. In addition, we have the ability to sell securities available for sale, and may borrow from the Federal Reserve and the Federal Home Loan Bank.

     We believe we have sufficient liquidity to meet reasonable borrower, depositor, and creditor needs in the present economic environment. We have not received any recommendations from regulatory authorities which would materially affect liquidity, capital resources or operations.

     Our interest rate sensitivity position is influenced by the timing of the maturity or repricing of interest earning assets and interest-bearing liabilities. One method of gauging sensitivity is by a static gap analysis.

     Rate sensitivity gap is defined as the difference between the repricing of interest earning assets and the repricing of interest bearing liabilities within certain defined time frames. Rising interest rates are likely to increase net interest income in a positive gap position, while declining rates are likely to be beneficial in a negative gap position.

     At March 31, 2000, we had a negative one year interest rate gap of 38.0% of interest earning assets. This compares to a negative 25.7% at December 31, 1999. The increased negative gap is primarily the result of replacing short term commercial paper which matured in early 2000, with longer term U.S. Government securities.

INFLATION

     The effects of price changes and inflation on a financial institution vary considerably from an industrial organization. Changes in interest rates, rather than changes in the prices of goods and services, are the primary determinants of profitability of a financial institution. Inflation affects the growth of total assets, but it is difficult to assess its impact because neither the timing nor the magnitude of the changes in the consumer price index directly coincide with changes in interest rates. During periods of high inflation there are normally corresponding increases in the money supply. During such times financial institutions often experience above average growth in loans and deposits. Also, general increases in the price of goods and services will result in increased operating expenses. Over the past few years the rate of inflation has been relatively low, and its impact on the growth in the balance sheets and increased levels of income and expense has been nominal.

                                    BUSINESS

GENERAL

     First Shares Bancorp, Inc. is a bank holding company that owns all of the common stock of First Bank, an Indiana-chartered bank with deposit accounts insured by the FDIC. After 100 years of modest growth, we implemented a new growth strategy in 1999 with the goal of capturing a significant portion of the market for banking services in the Central Indiana counties south of Indianapolis. Based on data compiled by SNL Securities, as of June 30, 1999, the total deposits at all banks in our primary market area of Johnson, Morgan and Brown counties were approximately $1.7 billion. As of that date we had approximately 2.5% of these deposits. During 1999 our loan portfolio and deposits increased by 73.2% and 65.3%, respectively.

     We offer a broad range of commercial banking products and services to small and medium-sized businesses and retail customers from our six locations in Central Indiana. Our products include commercial, consumer and real estate loans, a broad range of deposit products and other non-deposit banking services.

STRATEGY

     Bank Growth. Our goal is to continue our expansion and build a profitable, customer-focused financial institution. Management believes that our capital structure after this offering and our management and data and operational systems are sufficient to achieve further growth in asset size, revenues and capital. This growth should allow us to increase our lending limits, thereby enabling us to more effectively serve the needs of our customers.

     We expect to continue our expansion strategy primarily through internal growth, through the acquisition of a bank branch in Nashville, Indiana and potentially through other acquisitions. However, we have no other acquisitions planned at this time. Management believes that our largest source of growth is through referrals by existing customers, and that the primary reason for referrals is positive customer feedback regarding our customer service and response time. The Central Indiana banking market is dominated by large national and regional financial institutions. This dominance was achieved through the purchase of Indiana-based financial institutions and holding companies over the past several years, which resulted in a significant consolidation of the Indiana banking industry. Management believes that small-and medium-size businesses often are not of sufficient size to be of interest to these large banks, particularly with respect to residential land development and construction lending. Management also believes potential customers frequently have difficulty in finding personalized banking services and seek a banking relationship with a smaller and more service-oriented community banking organization such as us. Through our primary emphasis on customer service, management's experience and our product lines, we will continue to focus on attracting these customers in achieving internal growth.

     Management also believes that the economic expansion which has occurred in our market area contributes significantly to new opportunities for internal growth. Our market area is the Central Indiana counties south of Indianapolis. As of July 1998, the most recent date for which figures were available, the three counties in which we conduct most of our activities had a combined population of approximately 191,000. One of those counties, Johnson County, was the third fastest growing county in Indiana based on population increase from 1997 to 1998. Employment in the area is in diversified sectors, including manufacturing, construction, retail trade, services and government. As of December 31, 1999, the three-county area had an unemployment rate of less than 3%.

     In order to promote internal growth, we currently pay interest on deposits at rates competitive with the highest in our market area. In addition, we have increased our loan origination efforts and have expanded our indirect consumer lending through automobile and recreational vehicle dealers.

     In addition to internal growth, management believes there are opportunities to grow through branch acquisitions. We currently have six branches (including our main office) and have recently entered into an agreement to purchase another branch in Nashville, Indiana to augment our activities in Brown County. Management intends to pursue acquisitions of additional branches in appropriate locations. Management believes that branch locations will continue to become available from time to time for purchase as bank holding companies eliminate certain overlapping branches resulting from bank consolidation. Management has considered and intends to consider a variety of criteria when evaluating potential branches. These include (i) the geographic location, (ii) the investment required for, and opportunity costs of, the branch and (iii) economies of scale that may be achieved.

     Operations and Marketing. Our objective is to continue to build a profitable, growing community banking franchise. Management believes that, in meeting the needs of consumers and small- to medium-sized businesses in our market area, our most important strategy is to provide excellent customer service. This strategy is emphasized above all others, from top management down to each bank teller. Our operational systems have been designed to complement customer service. We are currently implementing an Internet banking capability, which will allow customers to perform several banking functions on-line. Management believes our banking locations are small enough to facilitate personalized services and decision-making, yet of sufficient size to meet most customers' needs in Central Indiana.

     We seek to maximize operational and support efficiencies consistent with maintaining high quality customer service. Various management and administrative functions are consolidated, including consumer credit administration and lending, investment management and accounting, enabling branch personnel to focus better on customer service and sales.

     In expanding our banking franchise, we have focused on identifying and developing products and services that satisfy customer needs, particularly customer service. We offer a wide range of consumer deposit products including regular checking, checking with interest, money market accounts, regular savings, certificates of deposit, and IRAs. We also offer additional access to our customers with an ATM Card and offer a debit card. Our consumer loan products include home mortgages, home equity loans, automobile loans and other secured and unsecured loans originated directly by our branches and from indirect sources. See "Loans" below for a discussion of commercial loan products that we provide.

     The information in this section contains forward-looking statements. Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Actual results could be materially different from and worse than our expectations for various reasons, including competitive, economic and other factors. See "Risk Factors."

LOANS

     We have the ability to provide a broad range of commercial and retail lending services. As of December 31, 1999, our loan portfolio consisted of approximately 36% commercial loans (including commercial real estate loans), 31% residential mortgage loans (including home equity loans), 11% residential construction loans and 22% automobile and other consumer loans. We follow a uniform credit policy which sets forth underwriting and loan administration criteria, including levels of loan commitment, loan types, credit criteria, concentration limits, loan administration, loan review and grading and related matters. At December 31, 1999, substantially all loans outstanding were to customers within our market area.

     Commercial Loans. Commercial loans are made primarily to small- and medium-sized businesses. These loans are made on a secured and, to a limited extent, on an unsecured basis and are made available for general operating purposes, acquisition of fixed assets including real estate, purchases of equipment and machinery, financing of inventory and accounts receivable, as well as any other purposes considered appropriate. We generally look to a borrower's business operations as the principal source of repayment, but also receive, when appropriate, mortgages on real estate, security interests in inventory, accounts receivable and other personal property and/or personal guarantees. Approximately 34% of our commercial loans are commercial real estate loans secured by a first lien on the commercial real estate. In addition, virtually all of our commercial loans that are not mortgage loans are secured by a lien on equipment, inventory and/or other assets of the commercial borrower.

     Commercial lending involves more risk than residential lending because loan balances are greater and repayment is dependent upon the borrower's operations. We attempt to minimize the risks associated with these transactions by generally limiting our lending to owner-operated businesses with an established profitable history. In many cases, risk is further reduced by requiring supporting letters of credit, personal guarantees or additional collateral.

     Residential Mortgage Loans. We originate residential mortgage loans, which are generally long-term, with either fixed or variable interest rates. Our general policy is to retain all or a portion of variable interest rate mortgage loans in our loan portfolio and to sell virtually all fixed rate loans in the secondary market. This policy is subject to review by management and may be revised as a result of changing market and economic conditions and other factors. We also offer home equity loans. We do not retain servicing rights with respect to the residential mortgage loans that we originate and sell into the secondary market.

     Personal Loans and Lines of Credit. We make personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and the making of home improvements and personal investments. We retain substantially all of such loans.

     Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and, except for home equity lines of credit, usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower's continuing financial stability and are thus likely to be adversely affected by job loss, illness or personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. We underwrite our loans carefully, with a strong emphasis on the amount of the down payment, credit quality, employment stability and monthly income. These loans are generally expected to be repaid on a monthly repayment schedule with the payment amount tied to the borrower's periodic income. We believe that the generally higher yields earned on consumer loans helps compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of our customer base.

     Loan Policies. Although we take a progressive and competitive approach to lending, we emphasize high quality in our loans. Management believes that quality control is achievable while still providing prompt and personal service. We are subject to written loan policies that contain general lending guidelines and are subject to periodic review and revision by our Loan Committee and our board of directors. These policies concern loan administration, documentation, approval and reporting requirements for various types of loans.

     We recognize that lending money involves a degree of business risk. Our loan policies are designed to assist us in managing the business risk involved in making loans. These policies provide a general framework for our loan operations while recognizing that not all loan activities and procedures can be anticipated.

     Our loan policies include procedures for oversight and monitoring of our lending practices and loan portfolio. We have a Loan Committee comprised currently of our President, our Executive Vice President and other lending officers and three outside directors. Our President has signatory authority for secured loans up to $200,000 and unsecured loans up to $50,000, and our Executive Vice President has signatory authority for secured loans up to $150,000 and unsecured loans up to $50,000. Various other lending officers have signatory authority for secured loans ranging from $20,000 to $100,000 and for unsecured loans ranging from $5,000 to $25,000. These limits are cumulative for commercial loans up to a maximum loan of $400,000, allowing up to three officers to approve a loan higher than one officer's limit but less than the sum of their limits, so long as one of the officers approving the loan is either the President or the Executive Vice President. Residential mortgage loans meeting Federal Home Loan Mortgage Corporation guidelines for credit quality and documentation may be approved by our Vice President of Mortgage Loans up to $240,000, and residential mortgage loans not meeting FHLMC guidelines may be approved by our Vice President of Mortgage Loans up to $100,000. All loan limits are subject to review and revision by our board of directors and the Loan Committee from time to time. The Loan Committee is responsible for approving all loans that exceed the established limits for our officers.

     Our loan policies provide guidelines for loan-to-value ratios that limit the size of certain types of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral, including the following maximum loan-to-value ratios:

     - raw land (65%)

     - land development (75%)

     - commercial and multi-family real estate (75%)

     - one- to four-family residential real estate (80%)

     - improved property, including farmland (80%)

     - junior liens on real estate (90%, or 100% if we hold the senior mortgage)

     We use credit risk insurance, principally for owner-occupied residential real estate mortgage loans where the loan-to-value ratio exceeds 80%. Regulatory and supervisory loan-to-value limits are established by the Federal Deposit Insurance Corporation Improvement Act of 1991. Our internal loan-to-value limitations follow those limits.

     Our loan policies also include other underwriting standards for loans secured by liens on real estate. These underwriting standards are designed to determine the maximum loan amount for which a borrower can qualify based upon the type of collateral securing the loan and the borrower's income and ability to repay the loan. Monthly payment obligations, including the proposed loan, any residential mortgage loan payment or rent and child support or alimony payment (if any) should not exceed 40% of the borrower's gross monthly income. Monthly housing expense, including the residential mortgage loan payment, real estate taxes and insurance on the property, or rent, should not exceed 30% of gross monthly income. In addition, the loan policies require that we obtain a written appraisal by a state certified appraiser for loans in excess of $250,000 secured by real estate, subject to certain limited exceptions. The appraiser must be selected by us and must be independent and licensed. For loans secured by real estate that are less than $250,000, we may elect to conduct an in-house real estate evaluation.

     Our loan policies also include maximum loan terms for each category of loans secured by liens on real estate. Loans secured by one- to four-family residential real estate or multi-family residential real estate with variable interest rates have a maximum term of 20 years. Loans secured by commercial real estate or farmland with variable interest rates are generally offered with a maximum term of 15 years, which may be increased to a maximum term of 20 years where the credit is strong and the property is very durable and desirable. Home equity loans with variable interest rates have a maximum term of 10 years. Loans secured by vacant land or by mobile homes attached to real estate are subject to a maximum term of 15 years. We generally sell to the secondary market all loans secured by residential real estate with fixed interest rates, thereby reducing our interest rate risk and credit risk.

     In addition, our loan policies provide guidelines for:

     - personal guarantees

     - environmental policy review

     - loans to employees, executive officers and directors

     - problem loan identification

     - maintenance of a loan loss reserve

     - other matters relating to our lending practices

DEPOSITS AND OTHER SERVICES

     Deposits. First Bank offers a broad range of deposit products, including checking, business checking, savings and money market accounts, certificates of deposit and direct-deposit services. Transaction accounts and certificates of deposit are tailored to the primary market area at rates and with fee structures competitive with those offered in Central Indiana. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. We solicit these accounts from individuals, businesses, associations, financial institutions and government entities.

     Other Services. In addition to our basic deposit products, we offer our customers certain other services, such as commercial sweep accounts, and we are currently implementing bank-by-phone and Internet banking capabilities. Management believes that our personalized service approach benefits from customer visits to our bank. In addition, we maintain relationships with correspondent banks and other independent financial institutions to provide other services requested by our customers, including loan participations where the requested loan amounts exceed our policies or legal lending limits.

COMPETITION

     There are many thrift institutions, credit unions and commercial banks located within our primary service area. Most are branches of larger financial institutions which, in management's view, are managed with a philosophy of strong centralization. We face competition from thrift institutions, credit unions and other banks as well as finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, trust companies and other providers of financial services. Most of our competitors are larger and have higher lending limits than we do. In some of our newer markets we are also competing against financial institutions with established customer bases. We compete for loans principally through our ability to communicate effectively with our customers and understand and meet their needs. Management believes that our personal service philosophy enhances and will continue to enhance our ability to compete favorably in attracting individuals and small- and medium-sized businesses. We actively solicit retail customers and compete for deposits by offering customers personal attention, professional service and competitive interest rates.

PROPERTIES

     We conduct our operations from six locations in Central Indiana:

     - Approximately 5,000 square feet at 996 South State Road 135, Greenwood, Indiana, which we occupy under a lease expiring in 2004;

     - Approximately 2,150 square feet at 1266 North Madison Avenue, Greenwood, Indiana, which we occupy under a lease expiring in 2002 with a renewal option of three years following the expiration date;

     - Approximately 1,100 square feet at 250 North State Road 135, Bargersville, Indiana, which we occupy under a lease expiring in 2002 with a renewal option of three years following the expiration date;

     - Approximately 4,000 square feet at 180 West Washington Street, Morgantown, Indiana, which we own;

     - Approximately 1,800 square feet at 110 North State Road 135, Trafalgar, Indiana, which we own; and

     - Approximately 1,152 square feet housed in a temporary structure at 160 East Main Street, Nashville, Indiana, which we occupy under a lease expiring in September 2000. The structure is located on real estate owned by Frank A. Rogers, one of our directors, but Mr. Rogers receives no compensation for the use of the land. We anticipate replacing the temporary facility in Nashville with the building we will acquire in connection with our pending branch bank purchase. See "Recent Developments."

We believe the condition of our facilities is adequate to support our current operations.

EMPLOYEES

     As of December 31, 1999, we had approximately 50 full-time employees and approximately three part-time employees. None of these employees is represented by a union. We consider relations with our employees to be good.

LITIGATION

     We currently and from time to time are involved in litigation incidental to the conduct of our business. However, we are not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on us.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information about our executive officers and directors as of December 31, 1999:

NAME                                       AGE                         POSITION
Frank A. Rogers..........................  68    Chairman of the Board of Directors
Jerry R. Engle...........................  55    President and Chief Executive Officer and Director
John Ditmars.............................  43    Executive Vice President
Kimberly B. Kling........................  32    Secretary, Treasurer and Chief Financial Officer
Ralph M. Foley...........................  59    Director
H. Dean Hawkins..........................  64    Director
Gary W. Lewis............................  50    Director
R. J. McConnell..........................  39    Director
William J. Meredith......................  53    Director
Norman D. Stockton.......................  55    Director

     Frank A. "Andy" Rogers was elected a director in 1999 and currently serves as Chairman of the Board of Directors. He has owned and operated two restaurants since 1969 and 1975, respectively, and two hotels since 1970 and 1992, respectively. Since 1990 he has been the contract operator for a third hotel, and since 1979 he has been a partner in a partnership owning a nursing home. All of these businesses are in Brown County, Indiana. Prior to his service on our board of directors, Mr. Rogers had served as the chief executive officer of three other financial institutions during the 1960's and 1980's.

     Jerry R. Engle is our President and Chief Executive Officer and a director, positions he has held since March 1999. Previously, he was the chief executive officer of Citizens Bank of Central Indiana, a position he assumed in 1992 when Indiana Bancshares, Inc., of which he was chief executive officer, merged into CNB Bancshares, Inc., the holding company for Citizens. During his tenure at Citizens, Mr. Engle managed the CNB affiliate bank based in Greenwood, Indiana. In 1998, this affiliate bank had average assets of approximately $652.1 million.

     John Ditmars is our Executive Vice President, a position he has held since March 1999. Previously, he was the Senior Lending Officer and head of the Commercial Lending Department at Citizens Bank of Central Indiana.

     Kimberly B. Kling is our Secretary, Treasurer and Chief Financial Officer, duties she assumed in 1999. From 1994 to 1999, she was Controller, Secretary and Treasurer for Kellie Plumbing, Inc. and Johnson County Distributors, Inc., and from 1991 to 1994 she was a staff accountant for Alemite Corporation, Charlotte, North Carolina.

     Ralph M. Foley was elected a director of First Bank in 1985 and became a director of First Shares when it was incorporated in 1991. He is a partner in the law firm of Foley, Foley & Peden, Greenwood, Indiana.

     H. Dean Hawkins was elected a director in 1992 and served from December 1991 to February 1999 as our President and Chief Executive Officer and from March to November 1999 as our Chairman of the Board of Directors. He is currently self-employed as a real estate appraiser.

     Gary W. Lewis was elected a director in 1999. He is Vice President and Manager of the Greenwood office of F. C. Tucker Realtors, where he has worked since 1975.

     R.J. McConnell was elected a director in 1998. He is a partner with the law firm of Bose McKinney & Evans LLP, Indianapolis, Indiana.

     William J. Meredith was elected a director in 1992. He is the President and Funeral Director at Meredith-Clark Funeral Home, Inc. and a partner in C & M Monument Co., a cemetery monument company.

     Norman D. Stockton was elected a director in 1993. He has been the Superintendent of Schools for the Eminence Community School Corporation since 1997. From 1994 to 1997 he was the Director of Marketing for Construction Control, Inc., a construction management firm.

     Our directors are elected for staggered three-year terms. The terms of our current directors expire as follows:

     -  2000 -- Mr. Lewis and Mr. Stockton

     -  2001 -- Mr. Engle, Mr. Hawkins and Mr. McConnell

     -  2002 -- Mr. Foley, Mr. Meredith and Mr. Rogers

To management's knowledge, all of our directors intend to stand for re-election at the expiration of their terms. We intend to maintain at least two independent directors on our board of directors at all times.

     The board of directors currently has standing audit, personnel, executive and asset-liability committees. The audit committee evaluates audit performance, handles relations with our independent auditors and evaluates policies and procedures relating to internal audit functions and controls. The audit committee may also examine and consider other matters relating to our financial affairs as it deems appropriate. The audit committee currently consists of the entire board of directors. However, we anticipate that the composition of the audit committee will be changed prior to the closing of this offering to consist solely of independent directors. The personnel committee provides a general review of our compensation and benefit plans to ensure that they meet corporate objectives. The personnel committee also has authority to administer and recommend the grant of options under our stock option plans. The directors who are members of the personnel committee are Messrs. Engle, Hawkins, Meredith and Stockton. The executive committee acts on behalf of the board of directors between meetings of the board. The directors who are members of the executive committee are Messrs. Engle, Hawkins and McConnell. The asset-liability committee reviews the matching of the rates and maturities of our loans, investments, deposits and other borrowings and recommends adjustments to minimize our interest rate gap. The directors who are members of the asset-liability committee are Messrs. Engle, Foley, Hawkins and Stockton.

     Anticipating the retirement of our chief executive officer, in March 1999, Jerry R. Engle joined us as a director and our new chief executive officer elect. John Ditmars also joined us as a new executive vice president. Shortly thereafter, Frank A. "Andy" Rogers was elected as an additional director, and later as the chairman of the board of directors, Gary W. Lewis was elected as an additional director, and Mr. Rogers, Mr. Engle, Mr. Lewis and Mr. Ditmars purchased approximately 18.5% of our outstanding common stock. Mr. Engle and Mr. Ditmars also received options to purchase additional shares of our common stock. As of December 31, 1999, Mr. Rogers, Mr. Engle, Mr. Lewis, Mr. Ditmars and the other members of our board of directors beneficially owned approximately 36.7% of our common stock. Following these changes in management, and at the direction of our board of directors, we began to implement our new growth strategy and to open additional branch bank locations.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                             COMPENSATION
                                        ANNUAL COMPENSATION                     AWARDS
                          ------------------------------------------------   ------------
                                                                              SECURITIES
                                                                              UNDERLYING
NAME AND                   YEAR ENDED                         OTHER ANNUAL     OPTIONS/      ALL OTHER
PRINCIPAL POSITION        DECEMBER 31,    SALARY     BONUS    COMPENSATION     SARS(#)      COMPENSATION
JERRY R. ENGLE..........      1999       $121,413   $    --       $--           39,000        $  1,871(1)
  President and               1998             --        --        --               --              --
  Chief Executive
     Officer............      1997             --        --        --               --              --
H. DEAN HAWKINS.........      1999         59,720        --        --               --         172,630(2)
  Director                    1998         63,000    12,214        --               --              --
                              1997         61,000    28,389        --               --              --

------------------------------

(1) Matching contribution to retirement plan account ($1,386) and life insurance premium paid ($485).

(2) Severance payment ($172,038) and life insurance premium paid ($592).

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                   INDIVIDUAL GRANTS
                                                   --------------------------------------------------
                                                   NUMBER OF
                                                   SECURITIES    % OF TOTAL
                                                   UNDERLYING   OPTIONS/SARS   EXERCISE
                                                    OPTIONS/     GRANTED TO     OR BASE
                                                      SARS      EMPLOYEES IN     PRICE     EXPIRATION
NAME                                                GRANTED     FISCAL YEAR    ($/SHARE)      DATE
Jerry R. Engle...................................    39,000          65%         $8.23      5/25/04(1)
H. Dean Hawkins..................................        --          --             --           --

------------------------------

(1) The grant agreements for these options and options granted to Mr. Ditmars were amended effective March 31, 2000 to reduce the term from seven years to five years.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                            OPTIONS/SARS            IN-THE-MONEY OPTIONS/SARS
                              SHARES                     AT FISCAL YEAR END           AT FISCAL YEAR END(1)
                            ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                         EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
Jerry R. Engle............       --         $--         9,750         29,250        $ 17,258        $51,773
H. Dean Hawkins...........       --          --        36,000             --         119,880             --

------------------------------

(1) Calculated assuming a fair market value per share of $10 at December 31, 1999.

BENEFIT PLANS AND ARRANGEMENTS

     1996 Stock Option Plan. Under our 1996 Stock Option Plan, our executive officers and key employees are eligible to receive stock options which do not qualify as incentive stock options under the Internal Revenue Code. Directors who are not our employees are not entitled to participate.

     The grant of awards under the 1996 Stock Option Plan is made by the board of directors, including the selection of appropriate grantees, the size and exercise price of awards and other terms and conditions of awards. Options for a total of 48,000 shares of common stock may be granted under the 1996 Stock Option Plan, all of which have been granted. Options granted under the 1996 Stock Option Plan must be for a term of not more than seven years and, unless otherwise provided in the particular option grant agreement, will be 25% vested upon grant and become vested as to an additional 25% on each of the succeeding three anniversaries of the date of grant. Options will become fully vested if the grantee dies or a change of control occurs at any time during the first three years after a grant. Options for 48,000 shares are currently outstanding under the 1996 Stock Option Plan.

     1999 Stock Option Plan. Under our 1999 Stock Option Plan, our directors, executive officers and key employees are eligible to receive stock options which either qualify as incentive stock options under the Internal Revenue Code or do not so qualify. Options for up to the lesser of an amount equal to 10% of our outstanding shares (including options granted under the 1996 Stock Option Plan) or 93,000 shares of common stock may be granted under the 1999 Stock Option Plan. If an award under the 1999 Stock Option Plan expires or terminates without being exercised in full or is forfeited, the shares of common stock subject to the award generally become available for new awards.

     Options granted under the 1999 Stock Option Plan must be for a term of not more than 10 years. Options granted under the 1999 Stock Option Plan allow participants to purchase shares of our common stock at an exercise price determined by the board of directors which, after December 31, 1999 cannot be less than the fair market value of our common stock on the date of the grant. As determined by the board of directors, options will generally become exercisable in one or more installments beginning on the first anniversary of the date of the grant. The board of directors may accelerate the exercisability of any option. Payment of the option exercise price may be made in cash or through the exchange of shares of our common stock owned by the grantee. In the event of a Change in Control, options become exercisable whether or not the vesting periods have expired and whether or not the grantee has been employed for one year after the applicable grant date. Options for 60,000 shares are currently outstanding under the 1999 Stock Option Plan.

     Employment Agreements. We have entered into a three-year employment agreement with Jerry R. Engle pursuant to which we employ Mr. Engle as our chief executive officer. Mr. Engle's base compensation during the term of the agreement is $150,000 per year, which may be increased at our discretion and is required to be increased to $160,000 if and when we achieve an annualized return on average assets of at least 0.75% for six consecutive calendar months. In addition, the agreement provides for annual bonuses to be set by the board of directors. Mr. Engle also received options pursuant to the agreement to purchase 39,000 shares of common stock at a price equal to the book value per share of the outstanding common stock on the last day of the fiscal quarter immediately preceding the date of grant. Under the employment agreement, Mr. Engle retains the right to participate in various other employee benefit plans we maintain for which he is otherwise eligible.

     The agreement with Mr. Engle is subject to termination at any time by Mr. Engle upon notice and by us for cause (as defined in the agreement) or upon Mr. Engle's death or disability (as defined in the agreement). In the event we terminate Mr. Engle's employment without cause and other than upon Mr. Engle's death or disability, or in the event Mr. Engle terminates his employment for good reason (as defined in the agreement), Mr. Engle is entitled to receive his annual base monthly salary (calculated at the highest rate during the year preceding the termination of employment) through the end of the term of the employment agreement.

     Following a termination of Mr. Engle's employment other than a termination by us without cause and other than upon Mr. Engle's death or disability or a termination by Mr. Engle for other than good reason, Mr. Engle will be prohibited from engaging in a business in competition with us or soliciting our customers for a period of two years after the date of termination.

     We have also entered into a three-year employment agreement with John Ditmars pursuant to which we employ Mr. Ditmars as our executive vice president. Mr. Ditmars' base compensation during the term of the agreement is $75,000 per year, which may be increased at our discretion and is required to be increased to $80,000 if and when we achieve an annualized return on average assets of at least 0.75% for six consecutive calendar months. In addition, the agreement provides for annual bonuses to be set by the board of directors. Mr. Ditmars also received options pursuant to the agreement to purchase 21,000 shares of common stock at a price equal to the book value per share of the outstanding common stock on the last day of the fiscal quarter immediately preceding the date of grant. Under the employment agreement, Mr. Ditmars retains the right to participate in various other employee benefit plans we maintain for which he is otherwise eligible.

     The agreement with Mr. Ditmars is subject to termination, and Mr. Ditmars is eligible for severance benefits and subject to a noncompetition and nonsolicitation covenant, upon the same terms and conditions as in our employment agreement with Mr. Engle.

     The terms of each of these employment agreements were as favorable to us as terms generally available from unaffiliated third parties. In addition, each of these employment agreements was approved by a majority of our independent directors who did not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel.

     Director Compensation. Directors are paid $500 for each regularly-scheduled meeting of the board of directors attended and $175 for each special meeting of the board of directors attended. Directors are entitled to be paid for one regularly-scheduled board meeting missed each year. Directors who are not our employees are paid $175 for each committee meeting attended or for which they serve as an alternate (in the case of the loan committee). Four of the directors (Messrs. Foley, Hawkins, Meredith and Stockton) have entered into a deferred fee agreement with us pursuant to which payment of fees by us is deferred until the earlier of the director's resignation as a director, disability or death or a change in our control. In all cases except the death of the director, the amount deferred bears interest at an interest rate established by us from time to time. In the case of the death of the director, we have agreed to pay an annual death benefit of $22,960 for 10 years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

     Our personnel committee established compensation for the year ended December 31, 1999 for employees other than Mr. Engle and Mr. Ditmars, who have employment agreements with us which establish their base salary. Mr. Engle, who is one of our executive officers, participated during 1999 in deliberations of our personnel committee concerning compensation of other officers.

FUTURE AFFILIATED TRANSACTIONS

     All future material affiliated transactions and loans, if any, will be made or entered into on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties. In addition, as a matter of policy, all future material affiliated transactions and loans, if any, and any forgiveness of loans, must be approved by a majority of our independent directors who do not have an interest in the transactions and who have access, at our expense, to our legal counsel or independent legal counsel.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information known to us with respect to beneficial ownership of our common stock (1) as of March 31, 2000 and (2) immediately following this offering assuming both the minimum and maximum offering by:

     - each person known to us to be the beneficial owner of more than five percent of our issued and outstanding common stock;

     - each of our directors and executive officers; and

     - all executive officers and directors as a group.

Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

                                                                                 PERCENTAGE   PERCENTAGE
                                                                    PERCENTAGE     AFTER        AFTER
                                                NUMBER OF SHARES      BEFORE      MINIMUM      MAXIMUM
NAME AND ADDRESS                               BENEFICIALLY OWNED    OFFERING     OFFERING     OFFERING
Jerry R. Engle
996 South State Road 135
Greenwood, Indiana 46143.....................        54,396(1)          8.1%         5.9%         4.4%
Ralph M. Foley
400 Byram Road
Martinsville, Indiana 46151..................        35,166(2)          5.3          3.8          2.8
H. Dean Hawkins
2127 Foxcliff North
Martinsville, Indiana 46151..................        76,230(3)         10.9          7.3          5.4
Gary W. Lewis
2302 Woodsway Drive
Greenwood, Indiana 46143.....................        18,006(4)          2.7          2.0          1.5
R. J. McConnell
2069 W. County Road 300S
Franklin, Indiana 46131......................         5,520(5)            *            *            *
William J. Meredith
P.O. Box 308
Morgantown, Indiana 46160....................         7,428(6)          1.1            *            *
Frank A. Rogers
P.O. Box 187
Nashville, Indiana...........................        47,340(7)          7.1          8.6          6.4
Norman D. Stockton
3168 S.E. County Line Road
Morgantown, Indiana 46160....................           600(8)            *            *            *
John Ditmars
996 South State Road 135
Greenwood, Indiana 46143.....................        18,066(9)          2.7          1.9          1.4
Kimberly B. Kling
996 South State Road 135
Greenwood, Indiana 46143.....................            --              --            *(10)        *

                                                                                 PERCENTAGE   PERCENTAGE
                                                                    PERCENTAGE     AFTER        AFTER
                                                NUMBER OF SHARES      BEFORE      MINIMUM      MAXIMUM
NAME AND ADDRESS                               BENEFICIALLY OWNED    OFFERING     OFFERING     OFFERING
Directors and executive officers as a group
  (10 persons)...............................       262,752            36.7         30.0         22.6
Other principal shareholder:
Edith N. Tullis
c/o Hershell M. Baker
433 Appleton Court
Indianapolis, Indiana 46234..................       180,480            27.2         17.8(11)     13.2

------------------------------

  *  Less than 1%

 (1) Consists of 44,406 shares owned individually, 240 shares owned for the benefit of Mr. Engle's children and 9,750 shares represented by stock options exercisable within 60 days of December 31, 1999. Mr. Engle has indicated that he intends to purchase 6,500 shares in this offering.

 (2) Consists of 1,440 shares owned individually, 25,788 shares owned jointly by Mr. Foley and his spouse, 3,810 shares owned by Mr. Foley's spouse and 4,128 shares owned by Mr. Foley as trustee. Mr. Foley has indicated that he intends to purchase 3,000 shares in this offering.

 (3) Consists of 1,536 shares owned individually, 38,694 shares owned jointly by Mr. Hawkins and his spouse and 36,000 shares represented by stock options exercisable within 60 days of December 31, 1999. Mr. Hawkins has indicated that he does not intend to purchase shares in this offering.

 (4) Mr. Lewis has indicated that he intends to purchase 2,244 shares in this offering.

 (5) All of these shares are beneficially owned through a retirement plan trust. Mr. McConnell has indicated that he intends to purchase 3,000 shares in this offering.

 (6) Consists of 5,598 shares owned individually, 1,110 shares owned by Mr. Meredith's spouse, 600 shares owned through a custodian and 120 shares owned jointly with Mr. Meredith's grandchildren. Mr. Meredith has indicated that he intends to purchase 700 shares in this offering.

 (7) Mr. Rogers has indicated that he intends to purchase 40,000 shares in this offering.

 (8) Mr. Stockton has indicated that he intends to purchase 125 shares in this offering.

 (9) Consists of 12,216 shares owned individually, 600 shares owned jointly by Mr. Ditmars and his spouse as custodian for the benefit of their minor children and 5,250 shares represented by stock options exercisable within 60 days of December 31, 1999. Mr. Ditmars has indicated that he intends to purchase 1,000 shares in this offering.

(10) Ms. Kling has indicated that she intends to purchase 350 shares in this offering.

(11) The Percentage After Minimum Offering and Percentage After Maximum Offering calculations assume Ms. Tullis purchases no shares in this offering.

                           SUPERVISION AND REGULATION

GENERAL

     Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, our growth and earnings performance can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Federal Reserve Board, the FDIC, the Indiana Department of Financial Institutions (the "DFI"), the Internal Revenue Service and state taxing authorities. The effect of such statutes, regulations and policies can be significant and cannot be predicted with a high degree of certainty.

     Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things:

     - the scope of business
     - investments
     - reserves against deposits
     - capital levels relative to operations
     - lending activities and practices
     - the nature and amount of collateral for loans
     - the establishment of branches
     - mergers and consolidations
     - dividends

The system of supervision and regulation applicable to us establishes a comprehensive framework for our operations and is intended primarily for the protection of the FDIC's deposit insurance funds, our depositors and the public, rather than our shareholders.

     Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and regulations promulgated thereunder, establish supervisory standards applicable to our lending activities, including internal controls, credit underwriting, loan documentation and loan-to-value ratios for loans secured by real property.

     The following references to statutes and regulations are intended to summarize certain government regulation of our business and are qualified by reference to the text of such statutes and regulations. Any change in government regulation may have a material adverse effect on our business.

FIRST SHARES

     General. First Shares is a bank holding company and, as such, is subject to regulation by the Federal Reserve Board under the federal Bank Holding Company Act of 1956, as amended (the "BHCA"). Under the BHCA, First Shares is subject to examination by the Federal Reserve Board and is required to file reports of its operations and such additional information as the Federal Reserve Board may require.

     Under Federal Reserve Board policy, First Shares is expected to act as a source of financial strength to First Bank and to commit resources to support First Bank in circumstances where First Shares might not do so absent such a policy. In addition, in certain circumstances, First Shares, as an Indiana banking corporation, may be required by order of the DFI to increase the capital of First Bank or reduce the amount of its deposits.

     Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would also apply to guarantees of capital plans under FDICIA.

     Investments and Activities. Under current law, bank holding companies are prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks. They are also prohibited from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiary companies furnishing services to or performing services for their subsidiaries, and other subsidiaries engaged in activities which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be incidental to these operations. In addition, the merger or consolidation of First Bank with another bank, or the acquisition by First Bank of assets of another bank, or the assumption of liability by First Bank to pay any deposits in another bank, will require the prior written approval of the primary federal bank regulatory agency of the acquiring or surviving bank under the federal Bank Merger Act.

     Effective March 11, 2000, the Gramm-Leach-Bliley Act of 1999, which was signed into law on November 12, 1999, will allow a bank holding company to qualify as a "financial holding company" and, as a result, be permitted to engage in a broader range of activities that are "financial in nature" and in activities that are determined to be incidental or complementary to activities that are financial in nature. The Gramm-Leach-Bliley Act amends the BHCA to include a list of activities that are financial in nature, and the list includes activities such as underwriting, dealing in and making a market in securities, insurance underwriting and agency activities and merchant banking. The Federal Reserve Board is authorized to determine other activities that are financial in nature or incidental or complementary to such activities. The Gramm-Leach-Bliley Act also authorizes banks to engage through financial subsidiaries in certain of the activities permitted for financial holding companies. See "-- Recent Regulatory Developments."

FIRST BANK

     General. First Bank is an Indiana banking corporation which is not a member of the Federal Reserve System. As a state-chartered, non-member bank, First Bank is subject to the examination, supervision, reporting and enforcement jurisdiction of the DFI, as the chartering authority for Indiana banks, and the FDIC, as the primary federal bank regulatory agency for state-chartered, non-member banks. First Bank's deposit accounts are insured by the Bank Insurance Fund ("BIF") of the FDIC, which has supervision, reporting and enforcement jurisdiction over BIF-insured banks. These agencies, and federal and state law, extensively regulate various aspects of the banking business including, among other things:

     - permissible types and amounts of loans

     - investments and other activities

     - capital adequacy

     - branching

     - interest rates on loans and on deposits

     - the maintenance of non-interest bearing reserves on deposit accounts

     - the safety and soundness of banking practices

     Deposit Insurance. As an FDIC-insured institution, First Bank is required to pay deposit insurance premium assessments to the FDIC. Under FDICIA, the FDIC adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and not exhibiting financial, operational or compliance weaknesses pay the lowest premium. Institutions that are less than well-capitalized (as defined by the FDIC) and exhibit such weaknesses in a moderately severe to unsatisfactory degree pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period. First Bank was categorized as "undercapitalized" at March 31, 2000.

     The FDIC is required to establish semi-annual assessment rates so as to maintain the ratio of each deposit insurance fund to total estimated insured deposits at not less than 1.25%. Currently, the FDIC has established a schedule of BIF insurance assessments ranging from 0% of deposits for institutions in the highest category to .27% of deposits for institutions in the lowest category.

     The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

     Insider Transactions. First Bank is subject to certain federal and state statutory and regulatory restrictions on any extensions of credit to First Shares or any subsidiaries of First Shares, on investments in the stock or other securities of First Shares or any subsidiaries of First Shares, and on the acceptance of the stock or other securities of First Shares or any subsidiaries of First Shares as collateral for loans to any person. Certain limitations and reporting requirements are also placed on extensions of credit by First Bank to its directors and officers, to directors and officers of First Shares and any subsidiaries of First Shares, to principal shareholders of First Shares, and to "related interests" of such directors, officers and principal shareholders. In addition, this legislation and these regulations may affect the terms upon which any person who is a director or officer of First Shares or any of its subsidiaries or a principal shareholder of First Shares may obtain credit from banks with which First Bank maintains a correspondent relationship.

     Safety and Soundness Standards. On July 10, 1995, the FDIC, the Office of Thrift Supervision, the Federal Reserve Board and the Office of the Comptroller of the Currency published final guidelines implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines, which took effect on August 9, 1995, establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset quality and growth, earnings, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution will be responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards included in the guidelines, the institution's primary federal bank regulator may require the institution to submit a plan for achieving and maintaining compliance.

     State Bank Activities. Under FDICIA, as implemented by final regulations adopted by the FDIC, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with FDICIA. These restrictions do not currently have a material impact on the operations of First Bank.

     Consumer Banking. Our business includes making a variety of types of loans to individuals. In making these loans, we are subject to state usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth-in-Lending Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs and regulate our mortgage loan servicing activities, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, we are subject to extensive regulation under state and federal law and regulations, including the Truth-in-Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds
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

Transfer Act, and the FDIA. Violation of these laws could result in the imposition of significant damages and fines upon us and our directors and officers.

     Community Reinvestment Act. Under the Community Reinvestment Act (the "CRA") and the implementing regulations, we have a continuing and affirmative obligation to help meet the credit needs of our local community, including low and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the board of directors of financial institutions, such as us, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet community credit needs and the specific types of credit that the institution is willing to extend. Our service area is currently designated as certain portions of Brown, Morgan and Johnson Counties in Indiana. Our board of directors is required to review the appropriateness of this delineation at least annually.

RECENT REGULATORY DEVELOPMENTS

     Gramm-Leach-Bliley Act. On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act, previously known as the Financial Services Modernization Act of 1999. Among other things, the Gramm-Leach-Bliley Act repeals the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. This act also creates a new "financial holding company" under the Bank Holding Company Act, which will permit holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities, and authorizes such other financial activities as may be determined by rule or order of the Federal Reserve Board.

     In addition, the Gramm-Leach-Bliley Act imposes significant new financial privacy obligations and reporting requirements on all financial institutions, including banks. Among other things, it will require financial institutions (a) to establish privacy policies and disclose them to customers both at the commencement of a customer relationship and on an annual basis and (b) to permit customers to opt out of a financial institution's disclosure of financial information to nonaffiliated third parties. The Gramm-Leach-Bliley Act requires the federal financial regulators to promulgate regulations implementing these provisions within six months of enactment, and the statute's privacy requirements will take effect one year after enactment.

     The Gramm-Leach-Bliley Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this act may have the result of increasing the amount of competition that First Shares and First Bank face from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Gramm-Leach-Bliley Act will have on First Shares and First Bank.

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

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     All material provisions of our common stock are summarized in this prospectus. However, the following description of our capital stock is subject in all respects to applicable Indiana law and to the provisions of our amended articles of incorporation and amended bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

     Our authorized capital stock consists of 10 million shares of common stock and 2 million shares of preferred stock. Upon completion of the offering, there will be a minimum of 1,014,512 and a maximum of 1,364,512 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Up to an additional 108,000 shares of common stock will be issuable upon exercise of outstanding options granted under our stock option plans. See "Management -- Benefit Plans and Arrangements." Immediately prior to the offering, 664,512 shares of common stock were outstanding and we had approximately 120 shareholders of record.

COMMON STOCK

     Each holder of common stock is entitled to one vote per share of record on all matters to be voted upon by the shareholders. Holders do not have cumulative voting rights in the election of directors or any other matter. Subject to the preferential rights of the holders of any preferred stock that may at the time be outstanding, each share of common stock entitles the holder thereof to an equal and ratable right to receive dividends when, if and as declared from time to time by the board of directors out of legally available funds. We do not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

     In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding. Holders of common stock have no preemptive or redemption rights and are not subject to further calls or assessments. All of the shares of common stock to be issued and sold in the offering will be, immediately upon consummation of the offering, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The authorized preferred stock is available for issuance from time to time at the discretion of the board of directors without shareholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. As a matter of policy, we will not offer preferred stock to our officers, directors and principal shareholders except on the same terms as it is offered to all other existing shareholders or to new shareholders, unless the issuance is approved by a majority of our independent directors who do not have interest in the transaction and who have access, at our expense, to our legal counsel or independent legal counsel. Depending upon the rights prescribed for a series of preferred stock, however, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

AUTHORIZED BUT UNISSUED SHARES

     Indiana law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

PROVISIONS OF AMENDED ARTICLES OF INCORPORATION AND AMENDED BYLAWS

     Provisions of our amended articles of incorporation and amended bylaws may delay or make more difficult unsolicited acquisitions or changes of control. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control, although such proposals, if made, might be considered desirable by a majority of our shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of the board of directors. These provisions include:

     - the division of the Board of Directors into three classes serving "staggered" terms of office of three years (see "Management -- Directors and Officers");

     - the availability of authorized but unissued shares of stock for issuance from time to time at the discretion of the board of directors (see
       "-- Authorized But Unissued Shares");

     - provisions allowing the removal of directors only for cause and only upon a 70% shareholder vote taken at a meeting called for that purpose;

     - provisions requiring the participation of 25% of the voting power of the outstanding common stock (or 70% if First Shares has more than 50 shareholders) in order for the shareholders to demand the calling of a special meeting of shareholders; and

     - requirements for advance notice for raising business or making nominations at shareholders' meetings.

     Our amended bylaws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of our shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although our amended bylaws do not give the board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

PROVISIONS OF INDIANA LAW

     The Indiana Business Corporation Law (the "IBCL") applies to First Shares as an Indiana corporation. Under certain circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or changes of control. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

     Control Share Acquisitions. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. In the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing corporation have dissenters' rights to receive the fair value of their shares.
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

     Under the IBCL, "control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges (a) one-fifth or more but less than one-third; (b) one-third or more but less than a majority; or (c) a majority or more. "Control share acquisition" means, subject to exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and either (a) more than 10% of its shareholders resident in Indiana, (b) more than 10% of its shares owned by Indiana residents or (c) 10,000 shareholders resident in Indiana.

     The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws (including a board adopted by-law) provide that they do not apply. First Shares' amended articles of incorporation and amended bylaws do not exclude First Shares from the restrictions imposed by such provisions.

     Business Combinations. Sections 23-1-43-1 to 23-1-43-23 of the IBCL restrict the ability of a "resident domestic corporation" to engage in any combinations with an "interested shareholder" for five years after the interested shareholder's date of acquiring shares unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets statutory fair price criteria. For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective until 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. First Shares' amended articles of incorporation do not exclude First Shares from the restrictions imposed by such provisions.

     Directors' Duties And Liability. Under Section 23-1-35-1 of the IBCL, our directors are required to discharge their duties: (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner the directors reasonably believe to be in the best interests of First Shares. However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

     Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation's shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in
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

good faith after reasonable investigation. Once the board has determined that the proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a rights plan. Section 23-1-35-1 specifically provides that certain judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of that section.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     First Shares' amended articles of incorporation provide that, to the extent not inconsistent with applicable law, First Shares shall indemnify each of its directors, officers, employees and agents against all liability and reasonable expense that may be incurred by him or her in connection with or resulting from any claim in which he or she may become involved by reason of the fact that he or she is or was a director, officer, employee or agent of First Shares or by reason of any action taken or not taken by him or her in any such capacity, if such person is wholly successful with respect to the claim or, if not wholly successful, then if such person is determined to have acted in good faith, in what he or she reasonably believed to be the best interests of First Shares (or at least not opposed to its best interests) and, in addition, with respect to a criminal claim, is determined to have had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

     FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by First Shares or First Bank to their respective directors or officers otherwise permitted or required under the IBCL or First Shares' amended articles of incorporation.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for our common stock will be Registrar and Transfer Company, Cranford, New Jersey.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, we expect to have a minimum of 1,014,512 and a maximum of 1,364,512 shares of common stock outstanding, all of which either will have been registered with the SEC under the Securities Act or will have been outstanding for a sufficient period of time so that they will be eligible for resale without registration under the Securities Act unless they were acquired by our directors, executive officers or other affiliates (collectively, "affiliates"). Our affiliates generally will be able to sell shares of the common stock only in accordance with the limitations of Rule 144 under the Securities Act.

     In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) may sell shares of common stock within any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

     Our directors and executive officers (who are expected to hold an aggregate of approximately 268,671 shares after the offering, excluding the shares that they have the right to acquire pursuant to options granted to them under our stock option plans) have agreed, or will agree, that we and they will not issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of or register with the SEC any shares of common stock (or any securities convertible into or exercisable for shares of common stock), without the prior written consent of David A. Noyes & Company, for a period of one year from the date of this prospectus, except that (a) we may issue shares upon the exercise of options under our
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

stock option plans and (b) the directors and officers may give common stock owned by them to others who have agreed in writing to be bound by the same agreement. After the one-year period, such directors and executive officers will be permitted to sell no more than 10% of their common stock in each of the next three years. In addition, our executive officers and directors have entered into lock-in agreements with various states in which this offering is being made pursuant to which they have agreed not to sell all or a portion of their shares for a period of one year from the date of this offering. After this one-year period, 2.5% of the shares subject to this escrow will be released each quarter, and all of the shares will be released two years after the date of this offering.

     As of March 31, 2000, we had outstanding options under our stock option plans to purchase an aggregate of 108,000 shares of our common stock at an exercise price equal to or less than the initial public offering price of the common stock, as specified on the cover page of this prospectus. See "Management -- Benefit Plans and Arrangements."

     Prior to the offering, there has been no public trading market for the common stock, and we cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the common stock after completion of the offering. Nevertheless, sales of substantial amounts of common stock in the public market could have an adverse effect on prevailing market prices.

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

                                  THE OFFERING

GENERAL

     We are offering for sale a minimum of 350,000 shares and a maximum of 700,000 shares of our common stock at a price of $8.50 per share to raise gross proceeds of between $2,975,000 and $5,950,000. The minimum purchase for any one investor (together with the investor's affiliates) is 100 shares and the maximum purchase is 50,000 shares, unless we, in our sole discretion, accept a subscription for a lesser or greater number of shares.

     Our officers and directors and certain shareholders may purchase shares in this offering, on the same terms and conditions as all other purchasers, including purchases necessary to sell the minimum number of shares. Because purchases by these individuals may be substantial, investors should not place any reliance on the sale of a specified minimum offering amount as an indication of the merits of this offering or that such officer's, director's or shareholder's investment decision is shared by unaffiliated investors.

     Subscriptions to purchase shares will be received until midnight, Indianapolis, Indiana time, on August 14, 2000, unless all of the shares are earlier sold or we terminate the offering earlier. See "-- Conditions to the Offering and Release of Funds." We reserve the right to terminate the offering at any time or to extend the expiration date for additional periods not to extend beyond November 14, 2000. The date the offering terminates is referred to in this prospectus as the "Expiration Date." No written notice of an extension of the offering period need be given prior to any extension, and any such extension will not alter the binding nature of subscriptions we have already accepted. Extension of the Expiration Date might cause an increase in the expenses incurred with this offering. We intend to use David A. Noyes & Company to sell the shares. See "-- Plan of Distribution."

     After we accept a subscription, such subscription will be binding on the subscriber and may not be revoked by the subscriber except with our consent. In addition, we reserve the right to cancel accepted subscriptions at any time and for any reason until the proceeds of this offering are released from escrow (as discussed in greater detail in "-- Conditions to the Offering and Release of Funds" below), and we reserve the right to reject, in whole or in part and in our sole discretion, any subscription. We may, in our sole discretion, allocate shares among subscribers in the event of an oversubscription for the shares. In determining which subscriptions to accept, in whole or in part, we may take into account any factors we consider relevant, including the order in which subscriptions are received, a subscriber's potential to do business with, or to direct customers to, First Bank, and our desire to have a broad distribution of stock ownership. If we reject any subscription, or accept a subscription but in our discretion subsequently elect to cancel all or part of such subscription, we will promptly refund the amount remitted that corresponds to $8.50 multiplied by the number of shares as to which the subscription is rejected or canceled. We will promptly issue certificates representing shares duly subscribed and paid for after the offering conditions are satisfied and escrowed funds are delivered to us.

CONDITIONS TO THE OFFERING AND RELEASE OF FUNDS

     Subscription proceeds for the initial 350,000 shares subscribed for in this offering will be promptly deposited in an escrow account with The Huntington National Bank as escrow agent until the conditions to this offering have been satisfied or the offering has been terminated. The offering will be terminated, no shares will be issued, and no subscription proceeds will be released from escrow to us, unless on or before the Expiration Date we have accepted subscriptions and payment in full for a minimum of 350,000 shares in this offering. If this condition is satisfied, the subscription amounts for this offering held in escrow may be paid to us and shares issued to subscribers. Once we have closed the sale of the minimum number of shares in this offering, the escrow agreement with The Huntington National Bank will be terminated, and any subscription proceeds accepted after satisfaction of the condition before termination of this offering will not be deposited in escrow but will be available for our immediate use. See "Use of Proceeds."

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

     If the minimum number of shares is not subscribed for by the Expiration Date or the offering is otherwise earlier terminated:

     - accepted subscription agreements will be of no further force or effect and subscribers in this offering will not receive shares of our common stock;

     - the funds held in the escrow account will not be subject to the claims of any of our creditors or available to defray the expenses of this offering; and

     - the full amount of all subscription funds will be returned promptly to subscribers, with interest.

     The escrow agent has not investigated the desirability or advisability of an investment in our shares by prospective investors and has not approved, endorsed, or passed upon the merits of an investment in the shares. Subscription funds held in escrow will be invested in interest-bearing savings accounts, short-term United States Treasury securities, FDIC-insured bank deposits, or such other permissible investments as we and the escrow agent shall agree. We do not intend to invest the subscription proceeds held in escrow in instruments that would mature after the Expiration Date of the offering.

PLAN OF DISTRIBUTION

     We have entered into an agency agreement with David A. Noyes & Company. The sales agent has agreed to use its best efforts to sell between 350,000 and 700,000 shares of common stock to the public at the offering price. The sales agent may not sell any shares unless it can sell at least 350,000 shares. The sales agent will receive a 5% commission on shares sold in the offering to our officers, directors, employees, their immediate family members and certain other persons we designate and a 7% commission on other shares sold in the offering. We will also pay the sales agent's expenses in the offering. The sales agent may, with our consent, sell shares through other dealers who are members of the National Association of Securities Dealers, Inc. The selected dealers will receive a selling commission not to exceed $0.37 per share.

     The sales agent has the right to terminate the agency agreement under some circumstances, for example, if the sales agent believes that there is not a favorable public market for the sale of the shares. If the sales agent terminates the agency agreement, we may sell the shares ourselves through our officers and directors, or we may engage one or more other broker/dealers. We do not currently have arrangements with any other broker/dealers. Until we have sold the minimum number of shares, we will promptly forward all funds we receive from the sale of shares to the escrow agent.

     The agency agreement provides for reciprocal indemnification or contribution between us and the sales agent for certain liabilities in connection with this offering, including liabilities under the securities laws. The SEC has advised us that it believes that such indemnification is against public policy and may be unenforceable.

     The proceeds we will receive as shown on the cover page of this prospectus do not reflect estimated expenses of $300,000 payable by us. These expenses are estimated to include printing expenses of $50,000, registration, NASD and listing fees of $10,500, professional fees of $205,000, blue sky fees and expenses of $20,000 and miscellaneous expenses of $14,500.

     The sales agent has informed us that it does not intend to make sales to any accounts over which it exercises discretionary authority.

     We have agreed that we will not sell, contract to sell, grant any option for the sale of or otherwise dispose of any of our shares of common stock or securities convertible into or exercisable for our common stock for 150 days after the date of this prospectus, except for transactions under our stock option plans, unless David A. Noyes & Company gives its prior written consent. Our executive officers and directors have agreed that, for a period of one year from the date of this prospectus, they will not, subject to some exceptions, without the prior written consent of David A. Noyes & Company (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

(2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of common stock or other securities, in cash or otherwise). After the one-year period, such directors and executive officers will be permitted to sell no more than 10% of their common stock in each of the next three years. In addition, our executive officers and directors have entered into lock-in agreements with various states in which this offering is being made pursuant to which they have agreed not to sell all or a portion of their shares for a period of one year from the date of this offering. After this one-year period, 2.5% of the shares subject to this escrow will be released each quarter, and all of the shares will be released two years after the date of this offering.

     Other than in the United States, no action has been taken by us or the sales agent that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     The common stock being offered is a new issue of securities with no prior established trading market. The sales agent has advised us that, upon completion of the offering, it intends to make a market in the common stock, although it is not obligated to do so. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market-maker. The sales agent may discontinue market-making at any time without notice. We cannot assure you that the trading market for the common stock offered in this prospectus will be liquid.

     Prior to this offering, there has been no public market for our common stock. Accordingly, the public offering price for the common stock was determined by negotiations between us and the sales agent. This price should not be construed as indicative of the present or anticipated future value of the common stock. Several factors were considered in determining the initial offering price of the common stock, among them the size of the offering, the initial public offering prices of similar bank holding companies, the sales agent's experience in dealing with initial public offerings for financial institutions and the general condition of the equity securities market. We cannot assure you, however, that the prices at which the common stock will sell in the public market after this offering will not be lower than the price at which the shares of common stock are sold by the underwriters.

     On December 2, 1999, we entered into a one-year financial advisory services agreement with David A. Noyes & Company pursuant to which we have agreed to pay $12,500. David A. Noyes & Company from time to time also provides investment banking and financial advisory services to us, including in connection with our acquisition of a branch in Nashville, Indiana, for which it receives customary fees.

HOW TO SUBSCRIBE

     Shares may be subscribed for by delivering the subscription agreement attached to this prospectus as Exhibit A, completed and executed in full, to the sales agent, on or prior to the Expiration Date. Subscribers should retain a copy of their completed subscription agreement for their records. The subscription price is due and payable when the subscription agreement is delivered. Payment must be made in United States dollars by cash or by check, bank draft or money order drawn to the order of "THE HUNTINGTON NATIONAL BANK, ESCROW ACCOUNT FOR FIRST SHARES BANCORP, INC." in the amount of $8.50 multiplied by the number of shares subscribed for.

                                 LEGAL OPINIONS

     Bose McKinney & Evans LLP, Indianapolis, Indiana, will pass upon the legality of the securities offered by this prospectus for us. R.J. McConnell, one of our directors, is a partner in Bose McKinney & Evans LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Leagre Chandler & Millard LLP. Leagre Chandler & Millard LLP has acted as counsel for us in the past and is currently acting as our counsel in connection with the acquisition of a branch bank.

                                    EXPERTS

     The audited consolidated financial statements of First Shares Bancorp, Inc. and Subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, included in this prospectus, have been audited by Crowe, Chizek and Company LLP, independent public accountants, as indicated in their report with respect thereto and included herein in reliance upon the authority of said firm as experts in giving said report.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
Three Years Ended December 31, 1999
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets, December 31, 1999 and December
  31, 1998..................................................   F-3
Consolidated Statements of Operations for the three-year
  period ended December 31, 1999............................   F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the three-year period ended December 31, 1999.........   F-5
Consolidated Statements of Cash Flows for the three year
  period ended December 31, 1999............................   F-6
Notes to Consolidated Financial Statements..................   F-7
Three Months Ended March 31, 2000
Consolidated Balance Sheets, March 31, 2000 and December 31,
  1999......................................................  F-20
Consolidated Statements of Operations for the three-month
  periods ended March 31, 1999 and 2000.....................  F-21
Consolidated Statements of Cash Flows for the three-month
  periods ended March 31, 1999 and 2000.....................  F-22
Notes to Consolidated Financial Statements..................  F-23

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
First Shares Bancorp, Inc.
Greenwood, Indiana

     We have audited the accompanying consolidated balance sheets of First Shares Bancorp, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Shares Bancorp, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                            Crowe, Chizek and Company LLP

Indianapolis, Indiana
January 14, 2000, except for Note 1 with respect to the equity transaction and Note 16, as to which the date is February 25, 2000

                           FIRST SHARES BANCORP, INC.
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                               1999      1998
Cash and due from banks.....................................  $ 2,460   $ 1,674
Interest-bearing deposits...................................      100        --
Federal funds sold..........................................       89     3,000
                                                              -------   -------
          Cash and cash equivalents.........................    2,649     4,674
Securities available for sale (at market)...................   16,875     8,535
Securities held to maturity (market values of $616 and
  $1,341 in 1999 and 1998)..................................      617     1,334
FHLB stock, at cost.........................................      129       126
Loans held for sale.........................................      601        --
Loans, net of allowance ($549 and $346).....................   44,996    26,305
Premises and equipment, net.................................    1,696       634
Intangible assets, net......................................      206       250
Accrued interest receivable and other assets................      901     1,007
                                                              -------   -------
                                                              $68,670   $42,865
                                                              =======   =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Noninterest-bearing deposits..............................  $ 6,990   $ 5,946
  Interest-bearing deposits.................................   55,997    32,161
                                                              -------   -------
          Total deposits....................................   62,987    38,107
  Federal Home Loan Bank advances...........................      800        --
  Accrued interest payable and other liabilities............      286       273
                                                              -------   -------
                                                               64,073    38,380
Shareholders' equity
  Common stock, $.01 par value: 10,000,000 shares
     authorized, 664,512 (1999) and 557,760 (1998) shares
     issued.................................................        7         6
  Additional paid in capital................................    1,988     1,089
  Retained earnings.........................................    2,749     3,447
  Accumulated other comprehensive income....................     (147)       27
  Less: Treasury stock, at cost (0 and 12,180 shares).......       --       (84)
                                                              -------   -------
                                                                4,597     4,485
                                                              -------   -------
                                                              $68,670   $42,865
                                                              =======   =======

                           FIRST SHARES BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               1999     1998     1997
Interest income
  Loans, including related fees.............................  $3,157   $2,778   $2,630
  Taxable securities........................................     555      295      541
  Nontaxable securities.....................................      77       83       45
  Other.....................................................     122      165       95
                                                              ------   ------   ------
                                                               3,911    3,321    3,311
Interest expense
  Deposits..................................................   1,785    1,470    1,502
  Other.....................................................      32       --        3
                                                              ------   ------   ------
                                                               1,817    1,470    1,505
NET INTEREST INCOME.........................................   2,094    1,851    1,806
Provision for loan losses...................................     280      526       15
                                                              ------   ------   ------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES.........   1,814    1,325    1,791
Noninterest income
  Service charges on deposit accounts.......................     128      121      130
  Gain (loss) on sale of other real estate..................     (25)       3        6
  Other.....................................................      95       59       80
                                                              ------   ------   ------
                                                                 198      183      216
Noninterest expenses
  Salaries and employee benefits............................   1,615      885      937
  Occupancy.................................................     151       67       62
  Equipment and data processing.............................     253      196      135
  Core deposit amortization.................................      44       44       42
  Postage, freight and express..............................      44       39       40
  Advertising...............................................     117       24       20
  Stationery and office supplies............................      57       27       31
  Telephone and telegraph...................................      64       34       30
  Committee and director fees...............................      46       39       34
  Other.....................................................     303      244      206
                                                              ------   ------   ------
                                                               2,694    1,599    1,537
                                                              ------   ------   ------
INCOME (LOSS) BEFORE INCOME TAXES...........................    (682)     (91)     470
Income tax expense (benefit)................................     (73)     (85)     182
                                                              ------   ------   ------
NET INCOME (LOSS)...........................................  $ (609)  $   (6)  $  288
                                                              ======   ======   ======
Per share data
  Earnings/(loss) per share.................................  $ (.97)  $ (.01)  $  .53
  Earnings/(loss) per share, assuming dilution..............    (.97)    (.01)     .52

                           FIRST SHARES BANCORP, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  ACCUMULATED
                                         ADDITIONAL                  OTHER                      TOTAL
                                COMMON    PAID-IN     RETAINED   COMPREHENSIVE   TREASURY   SHAREHOLDERS'
                                STOCK     CAPITAL     EARNINGS      INCOME        STOCK        EQUITY
BALANCE AT JANUARY 1, 1997....  $   6      $1,061      $3,345        $   1         $(90)       $4,323
Comprehensive income:
  Net income..................     --          --         288           --           --           288
  Change in unrealized gain/
     (loss)...................     --          --          --           20           --            20
                                                                                               ------
          Total comprehensive
            income............                                                                    308
  Cash dividends ($.16 per
     share)...................     --          --         (89)          --           --           (89)
  Reissue of treasury stock
     (672 shares).............     --          --          --           --            5             5
  Stock options outstanding...     --          19          --           --           --            19
                                ------     ------      ------        -----         ----        ------
BALANCE AT DECEMBER 31,
  1997........................      6       1,080       3,544           21          (85)        4,566
Comprehensive loss:
  Net loss....................     --                      (6)          --           --            (6)
  Changes in unrealized
     gain/(loss)..............     --          --          --            6           --             6
                                                                                               ------
          Total comprehensive
            loss..............                                                                     --
  Cash dividends ($.17 per
     share)...................     --          --         (91)          --           --           (91)
  Reissue of treasury stock
     (90 shares)..............     --          --          --           --            1             1
  Stock options outstanding...     --           9          --           --           --             9
                                ------     ------      ------        -----         ----        ------
BALANCE AT DECEMBER 31,
  1998........................      6       1,089       3,447           27          (84)        4,485
Comprehensive loss:
  Net loss....................     --          --        (609)          --           --          (609)
  Changes in unrealized gain/
     (loss)...................     --          --          --         (174)          --          (174)
                                                                                               ------
          Total comprehensive
            loss..............                                                                   (783)
  Cash dividends ($.13 per
     share)...................     --          --         (89)          --           --           (89)
  Sale of 121,830 shares at
     $8.19 per share..........      1         996          --           --           --           997
  Purchase of treasury stock
     (2,898 shares)...........     --          --          --           --          (23)          (23)
  Retirement of treasury
     stock....................     --        (107)         --           --          107            --
  Stock options outstanding...     --          10          --           --           --            10
                                ------     ------      ------        -----         ----        ------
BALANCE AT DECEMBER 31,
  1999........................  $   7      $1,988      $2,749        $(147)        $ --        $4,597
                                ======     ======      ======        =====         ====        ======

                           FIRST SHARES BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                1999      1998      1997
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $   (609)  $    (6)  $   288
  Adjustments to reconcile net income (loss) to net cash
     from operating activities:
     Depreciation and amortization..........................       171       111        91
     Provision for loan losses..............................       280       526        15
     Stock option compensation expense......................        10         9        19
     Discount (accretion) and premium amortization..........        13         2        (4)
     Amortization of intangible asset.......................        44        44        48
     Changes in assets and liabilities:
       Loans held for sale..................................      (601)       --        --
       Interest receivable and other assets.................        85      (271)      122
       Interest payable and other liabilities...............       126      (105)      106
                                                              --------   -------   -------
          Net cash from operating activities................      (481)      310       685
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales and maturities of securities available
     for sale...............................................     5,941     3,539     2,558
  Proceeds from maturities of securities held to maturity...       715     1,541     3,174
  Purchases of securities available for sale................   (14,579)   (7,158)   (3,277)
  Purchase of Federal Home Loan Bank stock..................        (3)       (2)       (3)
  Loans made to customers net of payments received..........   (18,971)    1,860    (3,627)
  Premises and equipment purchases..........................    (1,212)      (76)     (151)
                                                              --------   -------   -------
          Net cash from investing activities................   (28,109)     (296)   (1,326)
CASH FLOWS FROM FINANCING ACTIVITIES
  Change in deposit accounts................................    24,880     1,109       206
  Proceeds from Federal Home Loan Bank advances.............     2,300        --        --
  Payments on Federal Home Loan Bank advance................    (1,500)       --        --
  Dividends paid............................................       (89)      (91)      (89)
  Issuance of common stock..................................       997        --        --
  Net purchase/reissue of treasury stock....................       (23)        1         5
                                                              --------   -------   -------
          Net cash from financing activities................    26,565     1,019       122
                                                              --------   -------   -------
Net change in cash and cash equivalents.....................    (2,025)    1,033      (519)
Cash and cash equivalents at beginning of year..............     4,674     3,641     4,160
                                                              --------   -------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $  2,649   $ 4,674   $ 3,641
                                                              ========   =======   =======
Supplemental disclosures of cash flow information
  Cash paid during the year for:
     Interest...............................................  $  1,724   $ 1,410   $ 1,520
     Income taxes...........................................        34        39       127

                           FIRST SHARES BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations and Description of Consolidation: The accompanying consolidated financial statements include the accounts of First Shares Bancorp, Inc. (the Company) and its wholly-owned subsidiary, First Bank (the Bank). Intercompany balances and transactions are eliminated in consolidation. The Bank operates from five locations which generate commercial, mortgage and installment loans, and receives deposits from customers located primarily in Johnson, Morgan and Brown Counties of Indiana. The majority of the Company's income is derived from commercial and retail lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

     Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. Areas where management's estimates and assumptions are more susceptible to change in the near term include the allowance for loan losses and the fair values of financial instruments.

     Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income
(loss). Other securities such as Federal Home Loan Bank are carried at cost. Securities are written down to fair value when a decline in fair value is not temporary. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings.

     Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

     Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

     Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgement, should be charged-off.

     A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from collateral.

     Premises and Equipment: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated on the straight-line method over asset useful lives.

     Long-Term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

                           FIRST SHARES BANCORP, INC.

     Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

     Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

     Intangible Assets: Intangibles consist primarily of a core deposit intangible from a 1996 branch acquisition and is being amortized over 10 years on an accelerated basis.

     Concentration of Funds: At December 31, 1999 and 1998 the Bank's cash balances with Bank One, Indianapolis NA totaled $778 and $3,821, respectively.

     Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and interest bearing deposits with other banks.

     Stock Compensation: Expense for employee compensation under stock option plans is reported when options are granted below market price at grant date. In addition, pro forma disclosures of net income and earnings per share are shown using the fair value method to measure expense for options granted, using an option pricing method to estimate fair value.

     Earnings Per Share: Earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under outstanding options.

     Equity Transaction: On January 21, 2000, the Company declared a 6:1 stock split. On February 11, 2000, the shareholders approved a change in authorized shares to 10,000,000 and set par value at $.01 per share. Earnings, dividends per share, and other financial information are restated for all stock splits and dividends through the date of issue of the financial statements.

     Comprehensive Income/(Loss): Comprehensive income consists of net income/(loss) and other comprehensive income/(loss). Other comprehensive income/(loss) includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

     Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

     Dividend Restriction: Banking regulations require the maintenance of certain capital levels that may limit the amount of dividends which may be paid by the Bank to the Company or by the Company to its shareholders.

     Industry Segment: Internal financial information is reported and aggregated in one line of business, banking.

     New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by

                           FIRST SHARES BANCORP, INC.

offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect, but the effect will depend on derivative holdings when this standard applies.

NOTE 2 -- SECURITIES

     The amortized cost and fair values of securities at December 31, 1999 and 1998 are as follows:

                                                                          1999
                                                      ---------------------------------------------
                                                                    GROSS        GROSS
                                                      AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                        COST        GAINS        LOSSES      VALUE
AVAILABLE FOR SALE
U.S. Treasury and government agency securities......   $ 7,270       $--         $(151)     $ 7,119
Obligations of states and political subdivisions....       749        --           (41)         708
Other securities....................................     8,336         3           (32)       8,307
Mortgage backed securities..........................       763        --           (22)         741
                                                       -------       ---         -----      -------
                                                       $17,118       $ 3         $(246)     $16,875
                                                       =======       ===         =====      =======
HELD TO MATURITY
U.S. Treasury and government agency securities......   $   251       $--         $  (3)     $   248
Obligations of states and political subdivisions....       355         2            --          357
Mortgage backed securities..........................        11        --            --           11
                                                       -------       ---         -----      -------
                                                       $   617       $ 2         $  (3)     $   616
                                                       =======       ===         =====      =======

                                                                          1998
                                                      ---------------------------------------------
                                                                    GROSS        GROSS
                                                      AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                        COST        GAINS        LOSSES      VALUE
AVAILABLE FOR SALE
U.S. Treasury and government agency securities......   $ 4,503       $19         $  (7)     $ 4,515
Obligations of states and political subdivisions....     1,949        44            (7)       1,986
Other securities....................................     1,020        --            (7)       1,013
Mortgage backed securities..........................     1,019         2            --        1,021
                                                       -------       ---         -----      -------
                                                       $ 8,491       $65         $ (21)     $ 8,535
                                                       =======       ===         =====      =======
HELD TO MATURITY
U.S. Treasury and government agency securities......   $   747       $ 3         $  (5)     $   745
Obligations of states and political subdivisions....       355         9            --          364
Mortgage backed securities..........................       232        --            --          232
                                                       -------       ---         -----      -------
                                                       $ 1,334       $12         $  (5)     $ 1,341
                                                       =======       ===         =====      =======

                           FIRST SHARES BANCORP, INC.

     The amortized cost and fair value of debt securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  AVAILABLE FOR SALE    HELD TO MATURITY
                                                  -------------------   -----------------
                                                  AMORTIZED    FAIR     AMORTIZED   FAIR
                                                    COST       VALUE      COST      VALUE
Due in one year or less.........................   $ 9,485    $ 9,468     $330      $328
Due after one year through five years...........     4,744      4,614      276       277
Due after five years through ten years..........     1,761      1,716       --        --
Due after ten years.............................       365        336       --        --
Mortgage backed securities......................       763        741       11        11
                                                   -------    -------     ----      ----
                                                   $17,118    $16,875     $617      $616
                                                   =======    =======     ====      ====

     Information about the sales of securities available for sale follows:

                                                               1999    1998   1997
Proceeds....................................................  $1,192   $--    $956
Gross realized gains........................................       7    --       5
Gross realized losses.......................................       7    --       5

NOTE 3 -- LOANS

     Total loans are comprised of the following at December 31:

                                                               1999      1998
Commercial..................................................  $10,917   $ 5,123
Commercial Real Estate......................................    5,566     4,952
Residential Real Estate.....................................   13,779     9,731
Construction................................................    4,921     3,883
Consumer....................................................   10,362     2,962
                                                              -------   -------
                                                              $45,545   $26,651
                                                              =======   =======

NOTE 4 -- ALLOWANCE FOR LOAN LOSSES

     An analysis of the allowance for loan losses follows:

                                                              1999    1998    1997
Balance, January 1..........................................  $ 346   $ 396   $ 555
Provision charged to operations.............................    280     526      15
Loans charged off...........................................   (169)   (628)   (233)
Recoveries..................................................     92      52      59
                                                              -----   -----   -----
Balance, December 31........................................  $ 549   $ 346   $ 396
                                                              =====   =====   =====

                           FIRST SHARES BANCORP, INC.

     Impaired loans were as follows.

                                                              1999   1998
Year-end loans with no allowance for loan losses
  allocated.................................................  $ --   $ 94
Year-end loans with allowance for loan losses allocated.....    --    106
Amount of the allowance allocated...........................    --     13
Average of impaired loans during the year...................    70    189
Interest income recognized during impairment................    --     --
Cash-basis interest income recognized.......................    --     --

NOTE 5 -- PREMISES AND EQUIPMENT

     Premises and equipment consists of the following at December 31:

                                                               1999     1998
Land........................................................  $   26   $   26
Buildings and improvements..................................     540      508
Leasehold improvements......................................     466       --
Furniture and equipment.....................................   1,507      821
                                                              ------   ------
          Total.............................................   2,539    1,355
Accumulated depreciation....................................    (843)    (721)
                                                              ------   ------
                                                              $1,696   $  634
                                                              ======   ======

NOTE 6 -- DEPOSITS

     Certificates of deposit in denominations of $100 or more totaled $10,444 and $3,168 at December 31, 1999 and 1998.

     At year-end 1999, scheduled maturities of time deposits were as follows:

2000.......................................................  $26,593
2001.......................................................    8,857
2002.......................................................    1,130
2003.......................................................    2,031
2004.......................................................      203
Thereafter.................................................       --
                                                             -------
                                                             $38,814
                                                             =======

NOTE 7 -- FEDERAL HOME LOAN BANK ADVANCES

     At December 31, 1999, the Bank has an outstanding advance with the Federal Home Loan Bank. The advance has a principal balance of $800 and is payable at its maturity date of September 10, 2001, with a pre-payment penalty. The advance has a variable interest rate which was 6.60% at December 31, 1999. The advance is collateralized by eligible securities and first mortgage loans under a blanket lien arrangement. At December 31, 1998, the Bank had no advances outstanding.

NOTE 8 -- EMPLOYMENT BENEFIT PLANS

     The Bank maintains a 401(k) retirement plan in which substantially all employees may participate. Employee contributions are limited to a maximum of 15% of their salary. The Plan allows for employer matching contributions up to 6% of employee's compensation, and employer discretionary contributions. The Bank's contributions to the Plan become 20% vested after each year of service, and are fully vested

                           FIRST SHARES BANCORP, INC.

after 5 years. Total 401(k) contributions charged to expense were $18, $22 and $40 in 1999, 1998 and 1997.

     The Bank has a deferred compensation plan for the benefit of certain directors. Under the plan, the Bank agrees, in return for the directors deferring the receipt of a portion of their current compensation, to pay a retirement benefit computed as the amount of the compensation deferred plus accrued interest at a variable rate. Accrued benefits payable totaled $92 and $70 at December 31, 1999 and 1998. The Bank purchased life insurance on the directors. The cash surrender value of that insurance was $438 and $415 at December 31, 1999 and 1998 and is carried as an other asset on the consolidated balance sheet.

NOTE 9 -- INCOME TAXES

     Income tax expense/(benefit) consists of the following:

                                                              1999   1998   1997
Current payable/(receivable)................................  $(74)  $(43)  $125
Deferred income tax.........................................     1    (42)    57
                                                              ----   ----   ----
          Income tax expense/(benefit)......................  $(73)  $(85)  $182
                                                              ====   ====   ====

     The following is a reconciliation of income taxes and the amount computed by applying the statutory federal income tax rate of 34% to income/(loss) before income taxes for December 31:

                                                              1999    1998   1997
Statutory rate applied to income/(loss) before income
  taxes.....................................................  $(232)  $(38)  $160
Add (deduct)
  State income tax, net.....................................     --     (4)    29
  Tax exempt interest income, net...........................    (22)   (24)   (14)
  Other.....................................................    (13)   (19)     7
Valuation Allowance.........................................    194     --     --
                                                              -----   ----   ----
          Total income tax expense/(benefit)................  $ (73)  $(85)  $182
                                                              =====   ====   ====

                           FIRST SHARES BANCORP, INC.

     Deferred tax assets and liabilities as of December 31, 1999 and 1998, are comprised of the following components:

                                                              1999    1998
Deferred tax assets:
  Allowance for loan losses.................................  $ 142   $  91
  Stock options.............................................     15      11
  Core deposit..............................................     36      28
  Net unrealized loss on securities available for sale......     96      --
  Net operating loss carryforward...........................    155      --
                                                              -----   -----
          Total deferred tax assets.........................    444     130
Deferred tax liabilities:
  Depreciation..............................................    (86)    (53)
  Deferred loan fees........................................    (54)     --
  Accrual to cash...........................................    (14)    (57)
  Net unrealized gain on securities available for sale......     --     (17)
  Other.....................................................     --     (19)
                                                              -----   -----
          Total deferred liabilities........................   (154)   (146)
Valuation allowance.........................................   (194)     --
                                                              -----   -----
  Net deferred tax asset/(liability)........................  $  96   $ (16)
                                                              =====   =====

     A net operating loss of approximately $450 is being carried forward. It expires, if not used, in 2019.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Bank has guarantees and commitments to extend credit which are not reflected in the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it does for on-balance sheet items. At December 31, 1999 and 1998, unused lines of credit and standby letters of credit totaled $8,439 and $3,059, respectively. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

     At year-end 1999 and 1998, reserves of $183 and $117 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

     The Bank leases branch facilities under operating leases expiring in various years through 2004. Expense for leased premises was $48, $0, and $0 for 1999, and 1998 and 1997.

     Future minimum lease payments are as follows:

2000........................................................  $111
2001........................................................    78
2002........................................................    78
2003........................................................    47
2004........................................................    47
                                                              ----
          Total.............................................  $361
                                                              ====

                           FIRST SHARES BANCORP, INC.

     During 1999, the Company entered into employment contracts with certain executive officers. The contracts have an initial term of three years, with the expiration extended an additional year at each anniversary date. The contracts provide for severance payments and other benefits, the amount of which depends upon the nature of the separation. No amount is accrued at December 31, 1999 under these contracts.

NOTE 11 -- REGULATORY MATTERS

     The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices.

     The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

     At year end 1999, the capital requirements were met and the Bank was categorized as "adequately capitalized." Actual capital levels and minimum required levels for the Bank were as follows:

                                                                       1999
                                             --------------------------------------------------------
                                                                                    MINIMUM REQUIRED
                                                                                       TO BE WELL
                                                               MINIMUM REQUIRED    CAPITALIZED UNDER
                                                                 FOR CAPITAL       PROMPT CORRECTIVE
                                                 ACTUAL       ADEQUACY PURPOSES    ACTION REGULATIONS
                                             --------------   ------------------   ------------------
                                             AMOUNT   RATIO   AMOUNT      RATIO    AMOUNT      RATIO
Total capital (to risk weighted assets)....  $5,056    9.1%   $4,427      8.0%     $5,533       10.0%
Tier 1 capital (to risk weighted assets)...  $4,507    8.1%   $2,213      4.0%     $3,320        6.0%
Tier 1 capital (to average assets).........  $4,507    7.1%   $2,527      4.0%     $3,159        5.0%

                                                                     1998
                                           --------------------------------------------------------
                                                                                 MINIMUM REQUIRED
                                                                                    TO BE WELL
                                                            MINIMUM REQUIRED     CAPITALIZED UNDER
                                                               FOR CAPITAL       PROMPT CORRECTIVE
                                               ACTUAL       ADEQUACY PURPOSES   ACTION REGULATIONS
                                           --------------   -----------------   -------------------
                                           AMOUNT   RATIO   AMOUNT      RATIO   AMOUNT       RATIO
Total capital (to risk weighted
  assets)................................  $4,476   15.7%   $2,276      8.0%    $2,845        10.0%
Tier 1 capital (to risk weighted
  assets)................................  $4,130   14.5%   $1,138      4.0%    $1,707         6.0%
Tier 1 capital (to average assets).......  $4,130    9.9%   $1,666      4.0%    $2,083         5.0%

NOTE 12 -- STOCK OPTIONS

     The Company has established two separate stock option plans, the 1996 plan and the 1999 plan. Under the 1996 plan, 48,000 shares of common stock were set aside for option granting. In November 1996, 48,000 shares were granted at an exercise price of $6.67, which was less than fair value at the date of grant. At grant date 25% of the options granted were available for immediate exercise with the balance vesting at 25% over the next three years. The options expire seven years from the grant date. No options have been exercised, or forfeited. Compensation cost recognized for stock options was $10, $9 and $19 for 1999, 1998 and 1997.

                           FIRST SHARES BANCORP, INC.

     At December 31, options outstanding under the 1996 plan were as follows:

                                                              1999      1998
Number of options..........................................   48,000    48,000
Exercise price.............................................    $6.67     $6.67
Remaining option life......................................  4 years   5 years
Options now exercisable....................................   48,000    36,000

     Under the 1999 plan, 93,000 shares of common stock were set aside for option granting. In May, 1999, 60,000 shares were granted at an exercise price of $8.23, which was fair value at the date of grant. At grant date 25% of the options granted were available for immediate exercise with the balance vesting at 25% over the next three years. The options expire seven years from grant date. No options were exercised or forfeited during the year. No compensation cost was recognized for stock options granted in 1999.

     At December 31, options outstanding for the 1999 plan were as follows:

                                                                1999      1998
Number of options...........................................     60,000    --
Exercise price..............................................      $8.23    --
Remaining option life.......................................  6.5 years    --
Options now exercisable.....................................     15,000    --

     Had compensation cost for stock options been measured using the fair value method, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                                              1999    1998    1997
Net income as reported......................................  $(609)  $  (6)  $288
Pro forma net income........................................   (644)    (12)   278
Basic earnings per share as reported........................   (.97)   (.01)   .53
Pro forma basic earnings per share..........................  (1.03)   (.02)   .51
Diluted earnings per share as reported......................   (.97)   (.01)   .52
Pro forma diluted earnings per share........................  (1.03)   (.02)   .50

     The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                                                               1999
Risk-free interest rate.....................................     5.66%
Expected option life........................................  7 years
Expected stock price volatility.............................        0
Dividend yield..............................................     1.63%
Weighted average fair value per option granted..............    $1.75

                           FIRST SHARES BANCORP, INC.

NOTE 13 -- EARNINGS (LOSS) PER SHARE

     A reconciliation of the numerators and denominators used to compute earnings per share and earnings per share, assuming dilution, is presented below:

                                                         1999       1998       1997
EARNINGS (LOSS) PER SHARE
  Net income (loss)..................................  $   (609)  $     (6)  $    288
                                                       ========   ========   ========
  Weighted average shares outstanding................   627,372    545,532    545,304
                                                       ========   ========   ========
          Earnings (loss) per share..................  $   (.97)  $   (.01)  $    .53
                                                       ========   ========   ========
EARNINGS (LOSS) PER SHARE ASSUMING DILUTION
  Net income (loss)..................................  $   (609)  $     (6)  $    288
                                                       ========   ========   ========
  Weighted average shares outstanding................   627,372    545,532    545,304
  Add: effect of assumed stock options exercised,
     if dilutive.....................................        --         --      8,898
                                                       --------   --------   --------
  Weighted average and dilutive potential shares
     outstanding.....................................   627,372    545,532    554,202
                                                       ========   ========   ========
          Earnings (loss) per share assuming
            dilution.................................  $   (.97)  $   (.01)  $    .52
                                                       ========   ========   ========

NOTE 14 -- OTHER COMPREHENSIVE INCOME

     Other comprehensive income components and related taxes were as follows:

                                                              1999    1998   1997
Unrealized holding gains (losses) on securities
  available-for-sale........................................  $(287)  $10    $ 32
Less reclassification adjustments for gains and losses later
  recognized in income......................................     --    --      --
                                                              -----   ---    ----
          Net unrealized gains..............................   (287)   10      32
Tax effect..................................................    113    (4)    (12)
                                                              -----   ---    ----
          Other comprehensive income........................  $(174)  $ 6    $ 20
                                                              =====   ===    ====

                           FIRST SHARES BANCORP, INC.

NOTE 15 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     Carrying amount and estimated fair values of financial instruments were as follows at year-end.

                                                            1999                  1998
                                                     -------------------   -------------------
                                                     CARRYING     FAIR     CARRYING     FAIR
                                                      AMOUNT     VALUE      AMOUNT     VALUE
Financial assets
  Cash and cash equivalents........................  $  2,649   $  2,649   $  4,674   $  4,674
  Securities available for sale....................    16,875     16,875      8,535      8,535
  Securities held to maturity......................       617        616      1,334      1,341
  Loans held for sale..............................       601        601         --         --
  Loans, net.......................................    44,996     45,255     26,305     26,722
  Federal Home Loan Bank stock.....................       129        129        126        126
  Accrued interest receivable......................       318        318        329        329
Financial liabilities
  Deposits.........................................   (62,987)   (63,230)   (38,107)   (38,266)
  Federal Home Loan Bank advances..................      (800)      (800)        --         --
  Accrued interest payable.........................      (187)      (187)       (94)       (94)

     The methods and assumptions used to estimate fair value are described as follows:

     Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing and repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

NOTE 16 -- BRANCH ACQUISITION

     Effective February 2000, the Bank signed a definitive agreement to acquire a branch located in Nashville, Indiana. Under the terms of the agreement, the Bank will acquire the deposits totaling approximately $14,000, selected loans totaling approximately $5,500 in addition to all physical facilities. Intangibles associated with this purchase will be approximately $1,200. The transaction is subject to regulatory approval and is expected to close in 2000.

                           FIRST SHARES BANCORP, INC.

NOTE 17 -- PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

     Condensed financial information of First Shares Bancorp, Inc. follows:

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                     ASSETS

                                                               1999     1998
Cash and cash equivalents...................................  $   37   $   63
Investment in and advances to banking subsidiaries..........   4,566    4,407
Other assets................................................      58       46
                                                              ------   ------
          Total assets......................................  $4,661   $4,516
                                                              ======   ======

                           LIABILITIES AND EQUITY

Accrued expenses and other liabilities......................  $   64   $   31
Shareholders' equity........................................   4,597    4,485
                                                              ------   ------
          Total liabilities and shareholders' equity........  $4,661   $4,516
                                                              ======   ======

                       CONDENSED STATEMENTS OF OPERATIONS
                        DECEMBER 31, 1999, 1998 AND 1997

                                                              1999    1998   1997
Dividends from banking subsidiaries.........................  $  89   $91    $ 89
Other income................................................      2    --      --
Other expense...............................................     25    21      30
                                                              -----   ---    ----
Income before income tax and undistributed subsidiary
  income....................................................     66    70      59
Income tax expense (benefit)................................     --    (7)     (5)
Equity in undistributed subsidiary income...................   (675)  (83)    224
                                                              -----   ---    ----
          Net income........................................  $(609)  $(6)   $288
                                                              =====   ===    ====

                           FIRST SHARES BANCORP, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                        DECEMBER 31, 1999, 1998 AND 1997

                                                               1999     1998   1997
Cash flows from operating activities
  Net income/(loss).........................................  $  (609)  $ (6)  $ 288
  Adjustments:
     Stock option compensation expense......................        9     10      19
     Equity in undistributed subsidiary income..............      675     83    (224)
     Change in other assets.................................      (19)    11      11
     Change in other liabilities............................       33     --       9
                                                              -------   ----   -----
          Net cash from operating activities................       89     98     103
Cash flows from financing activities
  Contribution to subsidiary................................   (1,000)    --      --
  Issuance of common stock..................................      997     --      --
  Net purchase/reissue of treasury stock....................      (23)     1       5
  Dividends paid............................................      (89)   (91)    (89)
                                                              -------   ----   -----
          Net cash from financing activities................     (115)   (90)    (84)
                                                              -------   ----   -----
Net change in cash and cash equivalents.....................      (26)     8      19
Beginning cash and cash equivalents.........................       63     55      36
                                                              -------   ----   -----
Ending cash and cash equivalents............................  $    37   $ 63   $  55
                                                              =======   ====   =====

                           FIRST SHARES BANCORP, INC.

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                MARCH 31,    DECEMBER 31,
                                                                  2000           1999
Cash and due from banks.....................................     $ 2,898       $ 2,460
Interest-bearing deposits...................................       1,100           100
Federal funds sold..........................................          --            89
                                                                 -------       -------
     Cash and cash equivalents..............................       3,998         2,649
Securities available for sale (at market)...................      17,766        16,875
Securities held to maturity (market values of $603 and $616
  in 2000 and 1999).........................................         604           617
FHLB stock, at cost.........................................         129           129
Loans held for sale.........................................         883           601
Loans.......................................................      56,564        45,545
     Less: Allowance for loan losses........................        (659)         (549)
                                                                 -------       -------
          Loans, net........................................      55,905        44,996
Premises and equipment, net.................................       1,881         1,696
Intangible assets, net......................................         196           206
Cash surrender value of life insurance......................       2,112           438
Accrued interest receivable and other assets................       1,037           463
                                                                 -------       -------
                                                                 $84,511       $68,670
                                                                 =======       =======
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Noninterest-bearing deposits...........................     $ 8,306       $ 6,990
     Interest-bearing deposits..............................      69,475        55,997
                                                                 -------       -------
          Total deposits....................................      77,781        62,987
     Federal funds purchased................................       1,400            --
     Federal Home Loan Bank advances........................         800           800
     Accrued interest payable and other liabilities.........         392           286
                                                                 -------       -------
                                                                  80,373        64,073
Shareholders' equity
     Common stock, $.01 par value: 10,000,000 shares
      authorized,
       664,512 shares issued................................           7             7
     Additional paid in capital.............................       1,991         1,988
     Retained earnings......................................       2,351         2,749
     Accumulated other comprehensive income.................        (211)         (147)
                                                                 -------       -------
                                                                   4,138         4,597
                                                                 -------       -------
                                                                 $84,511       $68,670
                                                                 =======       =======

                            See accompanying notes.

                           FIRST SHARES BANCORP, INC.

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                  (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 2000          1999
Interest income
  Loans, including related fees.............................    $1,169         $633
  Taxable securities........................................       243          106
  Nontaxable securities.....................................        13           27
  Other.....................................................        31           20
                                                                ------         ----
     Total Interest Income..................................     1,456          786
Interest expense
  Deposits..................................................       800          359
  Other.....................................................        17           --
                                                                ------         ----
     Total Interest Expense.................................       817          359
NET INTEREST INCOME.........................................       639          427
Provision for loan losses...................................       120            9
                                                                ------         ----
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES.........       519          418
Noninterest income
  Service charges on deposit accounts.......................        43           26
  Other.....................................................        42           12
                                                                ------         ----
     Total Noninterest Income...............................        85           38
Noninterest expenses
  Salaries and employee benefits............................       564          202
  Occupancy.................................................        96           20
  Equipment and data processing.............................        84           43
  Core deposit amortization.................................        10           11
  Postage...................................................        15            5
  Advertising...............................................        31            4
  Stationary and office supplies............................        32            5
  Telephone.................................................        39            8
  Committee and director fees...............................        11           12
  Other.....................................................       120           59
                                                                ------         ----
     Total Noninterest Expense..............................     1,002          369
                                                                ------         ----
INCOME (LOSS) BEFORE INCOME TAXES...........................      (398)          87
Income tax expense..........................................        --           36
                                                                ------         ----
NET INCOME (LOSS)...........................................      (398)          51
Change in unrealized gain (loss)............................       (64)          26
                                                                ------         ----
Comprehensive income........................................    $ (462)        $ 77
                                                                ======         ====
Per share data
  Earnings/(loss) per share.................................    $ (.60)        $.09
  Earnings/(loss) per share, assuming dilution..............      (.60)         .09

                            See accompanying notes.

                           FIRST SHARES BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                 FOR THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                  2000            1999
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................    $   (398)        $   51
  Adjustments to reconcile net income (loss) to net cash
     from operating activities:
       Depreciation and amortization........................          74             25
       Provision for loan losses............................         120              9
       Stock option compensation expense....................           3              3
       Discount (accretion) and premium amortization........         (29)             3
       Amortization of intangible asset.....................          10             11
       Changes in assets and liabilities:
          Loans held for sale...............................        (282)            --
          Interest receivable and other assets..............        (533)           (31)
          Interest payable and other liabilities............         106             10
                                                                --------         ------
       Net cash from operating activities...................        (929)            81
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales and maturities of securities available
     for sale...............................................       8,383             83
  Proceeds from maturities of securities held to maturity...          11            566
  Purchases of securities available for sale................      (9,348)            --
  Loans made to customers net of payments received..........     (11,029)          (675)
  Purchase of life insurance................................      (1,674)            --
  Premises and equipment purchases..........................        (259)           (59)
                                                                --------         ------
       Net cash from investing activities...................     (13,916)           (85)
CASH FLOWS FROM FINANCING ACTIVITIES
  Change in deposit accounts................................      14,794          1,153
  Federal Funds Purchased...................................       1,400             --
  Net purchase/reissue of treasury stock....................          --            (23)
                                                                --------         ------
       Net cash from financing activities...................      16,194          1,130
                                                                --------         ------
Net change in cash and cash equivalents.....................       1,349          1,126
Cash and cash equivalents at beginning of year..............       2,649          4,674
                                                                --------         ------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................    $  3,998         $5,800
                                                                ========         ======

                            See accompanying notes.

                           FIRST SHARES BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 MARCH 31, 2000

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of First Shares Bancorp, Inc. (the Company) and its wholly owned subsidiary, First Bank (the Bank). The significant accounting policies followed for interim financial reporting are consistent with the policies followed for annual reporting. The consolidated interim financial statements have been prepared according to generally accepted accounting principles. It is the opinion of management that all adjustments necessary for a fair presentation of the results for the reporting period have been included in the accompanying unaudited consolidated financial statements and all adjustments are of a normal recurring nature.

NOTE 2 -- SECURITIES

     The amortized cost and fair values of securities at March 31, 2000 and December 31, 1999 are as follows:

                                                                         MARCH 31, 2000
                                                     ------------------------------------------------------
                                                                      GROSS           GROSS
                                                     AMORTIZED      UNREALIZED      UNREALIZED       FAIR
                                                       COST           GAINS           LOSSES         VALUE
AVAILABLE FOR SALE
U.S. Treasury and government agency securities.....   $15,948          $--            $(255)        $15,693
Obligations of states and political subdivisions...       749           --              (47)            702
Other securities...................................       681            1              (24)            658
Mortgage backed securities.........................       736           --              (23)            713
                                                      -------          ---            -----         -------
                                                      $18,114          $ 1            $(349)        $17,766
                                                      =======          ===            =====         =======
HELD TO MATURITY
U.S. Treasury and government agency securities.....   $   249          $--            $  (1)        $   248
Obligations of states and political subdivisions...       355           --               --             355
                                                      -------          ---            -----         -------
                                                      $   604          $--            $  (1)        $   603
                                                      =======          ===            =====         =======

                                                                       DECEMBER 31, 1999
                                                     ------------------------------------------------------
                                                                      GROSS           GROSS
                                                     AMORTIZED      UNREALIZED      UNREALIZED       FAIR
                                                       COST           GAINS           LOSSES         VALUE
AVAILABLE FOR SALE
U.S. Treasury and government agency securities.....   $ 7,270          $--            $(151)        $ 7,119
Obligations of states and political subdivisions...       749           --              (41)            708
Other securities...................................     8,336            3              (32)          8,307
Mortgage backed securities.........................       763           --              (22)            741
                                                      -------          ---            -----         -------
                                                      $17,118          $ 3            $(246)        $16,875
                                                      =======          ===            =====         =======
HELD TO MATURITY
U.S. Treasury and government agency securities.....   $   251          $--            $  (3)        $   248
Obligations of states and political subdivisions...       355            2               --             357
Mortgage backed securities.........................        11           --               --              11
                                                      -------          ---            -----         -------
                                                      $   617          $ 2            $  (3)        $   616
                                                      =======          ===            =====         =======

                           FIRST SHARES BANCORP, INC.

                                  (UNAUDITED)
                                 MARCH 31, 2000

NOTE 3 -- LOANS

Total loans are comprised of the following:

                                                                MARCH 31,      DECEMBER 31,
                                                                  2000             1999
  Commercial................................................    $  12,513        $10,917
  Commercial Real Estate....................................        5,498          5,566
  Residential Real Estate...................................       15,865         13,779
  Construction..............................................        6,462          4,921
  Consumer..................................................       16,226         10,362
                                                                ---------        -------
                                                                $  56,564        $45,545
                                                                =========        =======

NOTE 4 -- ALLOWANCE FOR LOAN LOSSES

     An analysis of the allowance for loan losses follows:

                                                                MARCH 31,    MARCH 31,
                                                                  2000         1999
Balance, January 1..........................................      $549         $346
Provision charged to operations.............................       120            9
Loans charged off...........................................       (21)          (6)
Recoveries..................................................        11           34
                                                                  ----         ----
Balance, March 31...........................................      $659         $383
                                                                  ====         ====

NOTE 5 -- PREMISES AND EQUIPMENT

     Premises and equipment consists of the following:

                                                                MARCH 31,    DECEMBER 31,
                                                                  2000           1999
Land........................................................     $   26         $   26
Buildings and improvements..................................        550            540
Leasehold improvements......................................        560            466
Furniture and equipment.....................................      1,662          1,507
                                                                 ------         ------
       Total................................................      2,798          2,539
  Accumulated depreciation..................................       (917)          (843)
                                                                 ------         ------
                                                                 $1,881         $1,696
                                                                 ======         ======

                           FIRST SHARES BANCORP, INC.

                                  (UNAUDITED)
                                 MARCH 31, 2000

NOTE 7 -- EARNINGS (LOSS) PER SHARE

     A reconciliation of the numerators and denominators used to compute earnings per share and earnings per share, assuming dilution, is presented below:

                                                                MARCH 31,    MARCH 31,
                                                                  2000         1999
EARNINGS (LOSS) PER SHARE
  Net income (loss).........................................    $   (398)    $     51
                                                                ========     ========
  Weighted average shares outstanding.......................     664,512      543,680
                                                                ========     ========
     EARNINGS (LOSS) PER SHARE..............................    $   (.60)    $    .09
                                                                ========     ========
EARNINGS (LOSS) PER SHARE ASSUMING DILUTION
  Net income (loss).........................................    $   (398)    $     51
                                                                ========     ========
  Weighted average shares outstanding.......................     664,512      543,680
  Add: effect of assumed stock options exercised, if
     dilutive...............................................          --        8,523
                                                                --------     --------
  Weighted average and dilutive potential shares
     outstanding............................................     664,512      552,203
                                                                ========     ========
EARNINGS (LOSS) PER SHARE ASSUMING DILUTION.................    $   (.60)    $    .09
                                                                ========     ========

NOTE 8 -- BRANCH ACQUISITION

     Effective February 2000, the Bank signed a definitive agreement to acquire a branch located in Nashville, Indiana. Under the terms of the agreement, the Bank will acquire the deposits totaling approximately $14,000, selected loans totaling approximately $5,500, and all physical facilities. Intangibles associated with this purchase will be approximately $1,200. Consummation of the transaction is subject to regulatory approval and is expected to close during the third quarter of 2000.

                                                                       EXHIBIT A

                           FIRST SHARES BANCORP, INC.
                        STOCK ORDER FORM & CERTIFICATION

NUMBER OF SHARES

      Number of Shares                Price Per Share               Total Amount Due
                                          X $8.50                           $

The minimum number of shares that may be subscribed for is 100. The maximum any individual and their related parties may subscribe for in the offering is 50,000 shares. See the section entitled, "The Offering" on page 52 of the prospectus.

Enclosed is a check, bank draft or money order payable to: "The Huntington National Bank Escrow Agent for First Shares Bancorp, Inc." for the Total Amount Due.

DELIVERY

The shares will be delivered in "street name" to the brokerage account specified below (Broker must complete the information below)

SUBSCRIBER INFORMATION

 Name:
----------------------------------------------------------------------------------------------------------
 Mailing Address:
----------------------------------------------------------------------------------------------------------
 City:                                            State:                          Zip Code:

--------------------------------------------------------------------------------

                                ACKNOWLEDGEMENTS
--------------------------------------------------------------------------------

1. By signing below, I acknowledge receipt of the prospectus dated June 16, 2000 and that I have reviewed all provisions therein. I understand that I may not change or revoke my order once it is received by First Shares Bancorp, Inc.

2. I hereby subscribe for the number of shares of common stock indicated above of First Shares Bancorp, Inc. at a price of $8.50 per share. I understand and agree that First Shares Bancorp, Inc. has the right to accept or reject this subscription in whole or in part, for any reason whatsoever. First Shares Bancorp, Inc. may reduce the number of shares for which I have subscribed.

3. I represent and warrant that I am a bona fide resident of (or if an entity it is organized or incorporated under the laws of, and is domiciled in) the State indicated above on this form.

THIS FORM MUST BE SIGNED AND DATED. THIS ORDER IS NOT VALID IF THE STOCK ORDER FORM IS NOT SIGNED. YOUR ORDER WILL BE FILLED IN ACCORDANCE WITH THE PROVISIONS OF THE PROSPECTUS.

When purchasing as a custodian, corporate officer, etc., include your full title.

                 SIGNATURE                       TITLE (IF APPLICABLE)                      DATE
     1.
---
     2.

             ALSO, COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 BELOW

                                 PAYER'S NAME: THE HUNTINGTON NATIONAL BANK
                               PART 1--PLEASE PROVIDE YOUR TAX-PAYER             Social Security Number
  SUBSTITUTE                   IDENTIFICATION NUMBER IN THE BOX AT RIGHT
  FORM W-9                     AND CERTIFY BY SIGNING AND DATING BELOW.                    OR
                                                                             Employer Identification Number
                                                                              -----------------------------
  DEPARTMENT OF THE TREASURY   PART 2--CHECK THIS BOX IF YOU ARE NOT         PART 3--
  INTERNAL REVENUE SERVICE     SUBJECT TO BACKUP WITHHOLDING UNDER THE       Awaiting TIN  [ ]
                               PROVISIONS OF SECTION 3406(A)(1)(C) OF THE
                               INTERNAL REVENUE CODE BECAUSE (1) IF YOU
                               HAVE NOT BEEN NOTIFIED THAT YOU ARE SUBJECT
                               TO BACKUP WITHHOLDING AS A RESULT OF FAILURE
                               TO REPORT ALL INTEREST OR DIVIDENDS OR (2)
                               THE INTERNAL REVENUE SERVICE HAS NOTIFIED
                               YOU THAT YOU ARE NO LONGER SUBJECT TO BACKUP
                               WITHHOLDING: [ ]

  PAYER'S REQUEST FOR          CERTIFICATION -- UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT THE
  TAXPAYER IDENTIFICATION      INFORMATION PROVIDED ON THIS FORM IS TRUE, CORRECT AND COMPLETE
  NUMBER (TIN)                 SIGNATURE ______________________________________________________
                               DATE _______________________________________

                         (DO NOT MARK BELOW THIS LINE)
--------------------------------------------------------------------------------

FOR AGENT'S USE ONLY:

     Brokerage Firm Name:                             City and State:

---
     Representative Name:                             Phone Number:

---
     Representative Number:                           Account Number:

                        RETURN THIS FORM TO YOUR BROKER.

             ------------------------------------------------------
             ------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THOSE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary...................     3
Risk Factors.........................     6
Recent Developments..................     9
Use of Proceeds......................     9
Dividend Policy......................    10
Capitalization.......................    11
Selected Consolidated Financial and
  Other Data.........................    12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    13
Business.............................    30
Management...........................    36
Principal Shareholders...............    41
Supervision and Regulation...........    43
Description of Capital Stock.........    47
Shares Eligible for Future Sale......    50
The Offering.........................    52
Legal Opinions.......................    55
Experts..............................    55
Index to Financial Statements........   F-1

     UNTIL SEPTEMBER 14, 2000 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                           350,000 TO 700,000 SHARES

                       [FIRST SHARES BANCORP, INC. LOGO]

                                  FIRST SHARES
                                 BANCORP, INC.
                                  COMMON STOCK
                       ---------------------------------

                                   PROSPECTUS
                       ---------------------------------
                                 DAVID A. NOYES
                                   & COMPANY
                                 June 16, 2000
             ------------------------------------------------------
             ------------------------------------------------------